Filed pursuant to General Instruction II.L of Form F-10

File No. 333-255631

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated June 30, 2021 (the “Shelf Prospectus”) to which it relates, as amended or supplemented (collectively, the “Prospectus”), and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus to which it relates from documents filed with securities commissions or similar regulatory authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from POET Technologies Inc. at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, M4P 1E2 (telephone: (416) 368-9411), and are also available electronically under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov. See “Documents Incorporated by Reference”.

PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 30, 2021

New Issue	June 29, 2023

POET Technologies Inc.

Up to US$30,000,000 of Common Shares

This prospectus supplement (the “Prospectus Supplement”) of POET Technologies Inc. (“POET”, the “Corporation”, “we” or “us”), together with the short form base shelf prospectus dated June 30, 2021 to which it relates (the “Shelf Prospectus”), qualifies the distribution of common shares of the Corporation (the “Offered Shares”) having an aggregate sale price of up to US$30,000,000 (or the equivalent thereof in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) (the “Offering”). See “Plan of Distribution” and “Description of Securities Being Distributed under the Offering”.

The outstanding common shares in the capital of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “PTK” and on The Nasdaq Capital Market (“Nasdaq”) under the symbol “POET”. On June 28, 2023, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV and Nasdaq was $6.29 and US$4.74 per Common Share, respectively. The TSXV conditionally approved the listing of the Offered Shares on June 29, 2023, subject to the Corporation fulfilling all of the requirements of the TSXV.

The Corporation has entered into an equity distribution agreement dated June 29, 2023 (the “Distribution Agreement”) with Craig-Hallum Capital Group LLC (the “U.S. Agent”) and Cormark Securities Inc. (the “Canadian Agent”, and together with the U.S. Agent, the “Agents”), pursuant to which POET may offer and issue the Offered Shares from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. See “Plan of Distribution”. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement (the “Registration Statement”) on Form F-10 (File No. 333-255631) filed with the United States Securities and Exchange Commission (the “SEC”) of which this Prospectus Supplement forms a part.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the Shelf Prospectus.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described in this Prospectus Supplement or the accompanying Shelf Prospectus. Prospective investors should consult and rely on their own tax advisors with respect to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

An investment in the Offered Shares involves significant risks. You should carefully consider the “Risk Factors” section in this Prospectus Supplement, and in the accompanying Shelf Prospectus, and any risk factors disclosed in the documents incorporated by reference herein and therein, as well as the information under the heading “Cautionary Statement Regarding Forward-Looking Information”.

Sales of the Offered Shares, if any, under this Prospectus Supplement and the Shelf Prospectus will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) and an “at-the-market offering” as defined in Rule 415 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), including sales made by the Agents directly on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States or as otherwise agreed between the Agents and the Corporation. Subject to the pricing parameters in an agency transaction notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. See “Plan of Distribution”.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The U.S. Agent is not registered as an investment dealer in any Canadian jurisdiction, and the Canadian Agent is not registered as a broker-dealer in the United States. Accordingly, the Canadian Agent will only sell Offered Shares on marketplaces in Canada and the U.S. Agent will only sell Offered Shares on marketplaces in the United States. See “Plan of Distribution”.

The Corporation will pay the Agents a commission for their services in acting as agents in connection with the sale of the Offered Shares pursuant to the Distribution Agreement (the “Commission”). The amount of the Commission shall not exceed 3.0% of the gross sales price per Offered Share sold. The Commission will be paid in the same currency in which the applicable Offered Shares were sold. In addition, the Corporation has agreed to reimburse certain expenses of the Agents in connection with the Distribution Agreement. The Corporation estimates that the total expenses that it will incur related to the commencement of the Offering, excluding Commission payable to the Agents under the terms of the Distribution Agreement, will be approximately US$400,000. See “Plan of Distribution”.

The net proceeds that the Corporation will receive from sales of the Offered Shares will vary depending on the number of Common Shares actually sold and the offering price for such shares. See “Use of Proceeds” for how the net proceeds, if any, from sales under this Prospectus Supplement will be used.

In connection with the sale of the Offered Shares on our behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Corporation has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No Agent, underwriter or dealer involved in an at-the-market distribution, no affiliate of such Agent, underwriter or dealer and no person or company acting jointly or in concert with an Agent, underwriter or dealer, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares or securities of the same class as the securities distributed under this Prospectus Supplement and the Shelf Prospectus, including selling an aggregate number or principal amount of Common Shares that would result in the Agent, underwriter or dealer creating an over-allocation position in the Common Shares.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation exists under the laws of Canada, that some of the Corporation’s officers and directors are residents of Canada, that some or all of the experts named in this Prospectus Supplement and the Shelf Prospectus may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforceability of Civil Liabilities”.

Jean-Louis Malinge, Suresh Venkatesan, Michael Lipson, Theresa Lan Ende and Glen A. Riley, each a director of the Corporation, and Thomas Mika, the Chief Financial Officer of the Corporation, reside outside of Canada. Each of the foregoing has appointed Bennett Jones LLP as agent for service of process at 3400 One First Canadian Place, PO Box 130, Toronto, Ontario, M5X 1A4. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors – Investors may not be able to obtain enforcement of civil liabilities against the Corporation”.

The Corporation’s head and registered office is located at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, M4P 1E2.

Agents

Craig-Hallum Capital Group LLC	Cormark Securities Inc.

(ii)

i

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of this Offering.

Neither the Corporation nor the Agents have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Corporation and the Agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any jurisdiction where the offer or sale of such securities is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective date of each such document. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Shelf Prospectus and the information incorporated by reference herein and therein.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

Unless otherwise noted or the context otherwise indicates, “POET”, the “Corporation”, “us” and “we” refer to POET Technologies Inc. and its subsidiaries and predecessors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may contain “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (which are collectively referred herein as, “forward-looking information”). Forward-looking information may relate to the Corporation’s future financial outlook and anticipated events or results and may include information regarding the Corporation’s financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “does not expect”, “is expected”, “scheduled”, “estimates”, “outlook”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations (including negative and grammatical variations) of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

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Discussions containing forward-looking information may be found, among other places, under “POET Technologies Inc.”, “Plan of Distribution”, “Use of Proceeds” and “Risk Factors” in this Prospectus Supplement and the Shelf Prospectus and in sections of the documents which are incorporated by reference herein and therein. This forward-looking information includes, among other things, statements relating to:

●	future sales of Offered Shares under the Offering;

●	the Corporation’s expectations regarding its anticipated revenue, expenses and operations;

●	the Corporation’s anticipated cash needs, its needs for additional financing or funding costs;

●	the Corporation’s plans for and timing of development and expansion of its products and services;

●	the Corporation’s future growth plans;

●	the Corporation’s ability to attract and retain personnel;

●	the Corporation’s competitive position and the regulatory environment in which the Corporation operates;

●	anticipated trends and challenges in the Corporation’s business and the markets in which it operates; and

●	the completion of any offering of securities.

This forward-looking information and other forward-looking information are based on the Corporation’s opinions, estimates and assumptions in light of the Corporation’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Corporation currently believes are appropriate and reasonable in the circumstances. There can be no assurance that the opinions, estimates and assumptions underlying such forward-looking information will prove to be correct. Given these assumptions, investors should not place undue reliance on forward-looking information. Whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail or incorporated by reference in the section entitled “Risk Factors” or elsewhere in, or incorporated by reference into this Prospectus Supplement or the Shelf Prospectus, including, without limitation, risks:

●	associated with the Corporation’s history of operating losses;

●	associated with the Corporation’s need for additional financing in the future, which may not be available on acceptable terms or at all;

●	that the Corporation will not be able to compete in the highly competitive semiconductor and photonics markets;

●	that the Corporation’s objectives will not be met within the timelines the Corporation expects or at all;

●	associated with engineering, product development and manufacturing;

●	associated with successfully protecting patents and trademarks and other intellectual property;

●	associated with joint venture development;

●	concerning the need to control costs and the possibility of unanticipated expenses;

●	that the trading price of the Common Shares will be volatile;

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●	that shareholders’ interests will be diluted through future security offerings as well as exercises of currently outstanding convertible securities;

●	that the Corporation’s business is subject to a variety of other U.S. and foreign laws, many of which are unsettled and still developing, and which could subject the Corporation to claims or otherwise harm the Corporation’s business;

●	that the Corporation is a “foreign private issuer” under U.S. securities laws and in certain cases may utilize “MJDS”, and as a result, is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on Nasdaq;

●	that the Corporation could lose its foreign private issuer status and/or MJDS eligibility in the future, which could result in significant additional costs and expenses to the Corporation and adversely affect its ability to raise capital in the United States;

●	that if the Corporation were to be a passive foreign investment company for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, U.S. holders of the Common Shares (or securities exercisable for or convertible into the Common Shares) may suffer adverse tax consequences; and

●	the other factors discussed under the heading “Risk Factors” in the AIF (as defined below).

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Risk Factors” in this Prospectus Supplement, the Shelf Prospectus, and the AIF (as defined below) should be considered carefully by readers.

Although the Corporation has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to the Corporation or that the Corporation presently believes are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this Prospectus Supplement, in the Shelf Prospectus and in the information incorporated by reference herein and therein represents the Corporation’s expectations as of the date of this Prospectus Supplement (or as the date they are otherwise stated to be made), and are subject to change after such date. However, the Corporation disclaims any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this Prospectus Supplement, in the Shelf Prospectus and in the information incorporated by reference herein and therein is expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus Supplement and the other documents referenced herein and consult their own professional advisors to ascertain and assess the income tax, legal, risk factors and other aspects of their investment in the securities of the Corporation.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus Supplement and the Shelf Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at its head office at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, and are also available electronically in Canada through the SEDAR at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Corporation available on SEDAR and EDGAR are not incorporated by reference into this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Shelf Prospectus, and reference should be made to the Shelf Prospectus for full particulars thereof.

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The following documents, which have been filed by the Corporation with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the Shelf Prospectus, as supplemented by this Prospectus Supplement:

(a)	annual information form for the year ended December 31, 2022 on United States Securities and Exchange Commission Form 20-F, dated March 31, 2023 (the “AIF”);

(b)	audited annual consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, together with the notes thereto and the independent auditor’s report thereon, as filed on March 31, 2022 (the “Annual Financial Statements”);

(c)	management’s discussion and analysis for the year ended December 31, 2022, as filed on March 31, 2022;

(d)	unaudited interim condensed consolidated financial statements for the three months ended March 31, 2023, as filed on May 15, 2023 (the “Interim Financial Statements”);

(e)	management’s discussion and analysis for the three months ended March 31, 2023, as filed on May 16, 2023; and

(f)	management information circular dated May 25, 2023 prepared in connection with the annual general meeting of shareholders to be held on June 30, 2023, as filed on May 30, 2023.

Any documents of the type referred to in Item 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions subsequently filed by us with the various securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and until the Offering is completed or withdrawn shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with or furnished to the SEC by the Corporation pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus Supplement and the Shelf Prospectus form a part. In addition, the Corporation may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC under the Exchange Act, if and to the extent expressly provided therein.

If the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the Shelf Prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus only for the purposes of the Offering. These documents will be able to be obtained electronically in Canada under the Corporation’s issuer profile on SEDAR (www.sedar.com) or in the United States through EDGAR at the website of the SEC (www.sec.gov).

Upon a new interim financial report and related management’s discussion and analysis of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous interim financial report and related management’s discussion and analysis of the Corporation most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder. Upon new annual financial statements and related management’s discussion and analysis of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual financial statements and related management’s discussion and analysis and the previous interim financial report and related management’s discussion and analysis of the Corporation most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder. Upon a new annual information form of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder: (i) the previous annual information form; (ii) material change reports filed by the Corporation prior to the end of the financial year in respect of which the new annual information form is filed; (iii) business acquisition reports filed by the Corporation for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of the Corporation filed by the Corporation prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new information circular of the Corporation prepared in connection with an annual general meeting of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous information circular of the Corporation prepared in connection with an annual general meeting of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder.

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Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Shelf Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Shelf Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

References to the Corporation’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and the Corporation disclaims any such incorporation by reference.

WHERE YOU CAN FIND MORE INFORMATION

Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of POET at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario, M4P 1E2, telephone: (416) 368-9411. These documents are also available electronically in Canada through SEDAR at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The Corporation’s filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

In addition to the Corporation’s continuous disclosure obligations under the securities laws of the provinces and territories of Canada, the Corporation is subject to certain of the information requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC on EDGAR. Under MJDS, which the Corporation elects to take advantage of in certain cases (including for purposes of this Prospectus Supplement, the Shelf Prospectus and the Registration Statement of which this Prospectus Supplement forms a part), such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, as a foreign private issuer, the Corporation is exempt from certain rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies in certain instances or follow certain other rules and regulations applicable to U.S. public companies. See “Risk Factors – As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders”.

The Corporation has filed the Registration Statement on Form F-10 (File No. 333-255631) with the SEC under the U.S. Securities Act, with respect to the Offered Shares distributed under this Prospectus Supplement. This Prospectus Supplement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Corporation and the Offering, prospective investors should refer to the Registration Statement and to the schedules and exhibits filed therewith.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

(ii)	the consent of Marcum LLP; and

(iii)	powers of attorney from certain of the Corporation’s officers and directors.

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NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN
U.S. AND CANADIAN REPORTING PRACTICES

We prepare our financial statements in accordance with IFRS, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, the financial statements incorporated by reference in the Prospectus Supplement, and in the other documents incorporated by reference in this Prospectus Supplement, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Corporation incorporated by reference into this Prospectus Supplement are reported in United States dollars. The Corporation’s consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, as incorporated by reference into this Prospectus Supplement, have been prepared in accordance with IFRS.

References in this Prospectus Supplement to “$” and “C$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.

The following table sets forth (i) the rate of exchange for the United States dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the United States dollar during such periods, expressed in Canadian dollars; and (iii) the high and low exchange rates for the United States dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars:

	Three months ended	Fiscal Year Ended December 31
	March 31, 2023	2022	2021	2020
Rate at end of period	$1.3533	$1.3544	$1.2678	$1.2732
Average rate during period	$1.3526	$1.3013	$1.2535	$1.3414
Highest rate during period	$1.3807	$1.3856	$1.2942	$1.4496
Lowest rate during period	$1.3312	$1.2451	$1.2040	$1.2718

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On June 29, 2023, the last trading day prior to the date of this Prospectus Supplement, the daily exchange rate for the Canadian dollar in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.3254.

POET TECHNOLOGIES INC.

The Corporation is a design and development company offering photonic integration solutions based on the POET Optical Interposer™,a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing, such as high-speed networking for cloud service providers and data centers, 5G networks, machine-to-machine communication, sometimes referred to as the “Internet of Things” (IoT), self-contained “Edge” computing applications, such as inference engines for Artificial Intelligence (AI) systems, and sensing applications, such as LIDAR systems for autonomous vehicles.

RECENT DEVELOPMENTS

The following summary sets out certain of the Corporation’s key developments since the date of the AIF.

Introduction of POET Starlight™

On April 25, 2023, POET introduced “POET Starlight™”, a packaged light source solution for AI applications. POET also announced that it has entered into an agreement with Celestial AI, creators of the Photonic FabricTM, for development and production of POET StarlightTM packaged light sources and has received an advanced purchase order for initial production units.

Sample Availability of POET Infinity™

On June 15, 2023, POET announced alpha sample readiness of “POET Infinity™”, a chiplet-based transmitter platform for 400G, 800G and 1.6T pluggable transceivers and co-packaged optics solutions. POET also announced that two lead customers have agreed to partner with POET to test the alpha version of the Infinity chiplet.

RISK FACTORS

An investment in the Corporation’s securities is speculative and involves a high degree of risk due to the nature of the Corporation’s business. Investors should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the other information contained in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein (and in particular, the risk factors discussed under the heading “Risk Factors” in the AIF).

The risks and uncertainties described in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein are those we currently believe to be material, but they are not the only ones the Corporation faces. If any of the following risks, or any other risks and uncertainties that the Corporation has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Corporation’s business, prospects, financial condition, results of operations and cash flows and consequently the price of our publicly traded securities could be materially and adversely affected. In all these cases, the trading price of the Corporation’s publicly traded securities could decline, and investors could lose all or part of their investment.

There is no certainty regarding the net proceeds to the Corporation.

There is no certainty that any Offered Shares will be sold under the Offering or that the full offering amount of US$30,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Corporation’s behalf, the Offered Shares designated by the Corporation, but the Corporation is not required to request the sale of the maximum amount offered or any amount and, if the Corporation requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum amount, and only as requested by the Corporation, the Corporation may raise substantially less than the maximum total offering amount or nothing at all.

The Offered Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Offered Shares at different times will likely pay different prices.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices, and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

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The market price for the Corporation’s publicly traded securities may be volatile and an investment in the Corporation’s securities could suffer a decline in value or be lost.

The market price of the Corporation’s publicly traded securities could be subject to significant fluctuations. Some of the factors that may cause the market price of the Corporation’s publicly traded securities to fluctuate include:

●	changes in political, economic, industry and market conditions and trends;

●	changes in the demand for semiconductors;

●	announcements of new products, partnerships or technological collaborations;

●	announcements (and perception thereof) of the Corporation of financial statements, and the results of further actions in respect of any products, partnerships or collaborations, including termination of same;

●	innovations by the Corporation or competitors;

●	development in patent or other proprietary rights;

●	results from the Corporation’s marketing and sales efforts;

●	results of technology and product development testing by the Corporation, its partners or its competitors;

●	failure to meet the Corporation’s revenue or profit goals or operating budget;

●	decline in demand for the Common Shares and/or sales by existing shareholders of the Corporation;

●	the number of Common Shares available for trading (float);

●	significant acquisitions, business combinations, strategic partnerships, joint ventures, capital commitments and dispositions completed by the Corporation or the Corporation’s competitors;

●	positive or negative revisions in securities analysts’ estimates and recommendations or withdrawal of research coverage;

●	lack of funding generated for operations;

●	recruitment or departure of key personnel;

●	short selling, manipulation of the Common Shares and prohibited trades;

●	volatility in the market price and trading volume of comparable companies;

●	rumours and collusion;

●	litigation or regulatory action against the Corporation;

●	investor perception of the Corporation’s industry or its business prospects;

●	government regulations; and

●	the other risk factors described in this section of this Prospectus Supplement and in the Shelf Prospectus.

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Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Corporation by those institutions, which could materially adversely affect the trading price of our publicly traded securities. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of our publicly traded securities may be materially adversely affected.

Broad market and industry factors may harm the market price of our publicly traded securities. Hence, the market price of our publicly traded securities could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce the price of the Corporation’s securities regardless of its operating performance.

In the past, following periods of volatility in the market price of a company’s securities, particularly where those securities were trading on Nasdaq or another U.S. securities exchange, securities class-action litigation has often been brought against that company. The Corporation may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert management’s attention and resources from the operation of the Corporation’s business.

In addition, since the Common Shares currently trade on Nasdaq, the Corporation must comply with Nasdaq’s continued listing requirements to avoid its Common Shares being delisted. The standards include, among others, a minimum bid price requirement of US$1.00 per share and any of: (i) a minimum stockholders’ equity of US$2.5 million; (ii) a market value of listed securities of US$35 million; or (iii) net income from continuing operations of US$500,000 in the most recently completed fiscal year or in two of the last three fiscal years. The Corporation’s results of operations and fluctuating share price directly impact its ability to satisfy these listing standards. If the Corporation does not maintain compliance with Nasdaq’s listing standards, the Corporation’s Common Shares may be subject to delisting. A delisting from Nasdaq would result in the Corporation’s Common Shares being eligible for quotation on the over-the-counter market (the “OTC”), which is generally considered to be a less efficient system than listing on national exchanges such as Nasdaq because of the OTC’s lower trading volumes, transaction delays and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Corporation’s Common Shares.

As such, an investment in the securities of the Corporation may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

The Corporation will have broad discretion over the use of proceeds from the Offering.

The Corporation currently intends to allocate the net proceeds, if any, received from the Offering as described under “Use of Proceeds”; however management of the Corporation will have broad discretion in the application of the net proceeds from the Offering (if any) pursuant to this Prospectus Supplement and the Shelf Prospectus, as well as the timing of their expenditures. Given the broad discretion given to the Corporation’s management in the actual application of any net proceeds received from the Offering, and the Corporation may elect to allocate proceeds differently from that described in “Use of Proceeds” if the Corporation believes it would be in its best interests to do so, which may be in ways that an investor may not consider desirable. The failure by the Corporation’s management to apply any funds received effectively could have a material adverse effect on its business and results of operations. The results and the effectiveness of the application of any net proceeds are uncertain. If the net proceeds received from the Offering are not applied effectively, the Corporation’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares on the open market.

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Investors may not be able to obtain enforcement of civil liabilities against the Corporation.

The Corporation has subsidiaries incorporated in the U.S., Singapore and China. Certain directors and officers reside outside of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Corporation’s directors, officers and subsidiaries who are not resident or located in Canada. In the event a judgment is obtained in a Canadian court against one or more of the Corporation’s directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in the jurisdictions where the Corporation’s subsidiaries are located. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

In addition, the enforcement by investors of civil liabilities under the United States federal or state securities laws may be adversely affected by the fact that the Corporation is governed by the Business Corporations Act (Ontario) (“OBCA”), that several of the Corporation’s officers and directors are residents of Canada and that all, or a substantial portion, of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for an investor to effect service of process within the United States on, or enforce judgments obtained in the United States courts against, the Corporation or certain of the Corporation’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Corporation or the Corporation’s directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

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The Corporation may be classified as a passive foreign investment company for U.S. federal income tax purposes for the current year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Offered Shares.

The Corporation would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules with respect to the income and assets of the Corporation’s corporate subsidiaries in which the Corporation owns 25% (by value) of the stock, either: (i) 75% or more of the Corporation’s gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (ii) 50% or more of the value of the Corporation’s assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on the market price of the Common Shares and the composition of the Corporation’s income and assets, including goodwill, the Corporation does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year and is dependent on many factors, including the value of the Corporation’s passive assets, the amount and type of the Corporation’s gross income and market capitalization. Therefore, there can be no assurance that the Corporation will not be classified as a PFIC for the current or future taxable years. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain U.S. Federal Income Tax Considerations”) if the Corporation is treated as a PFIC for any taxable year during which such U.S. Holder holds the Offered Shares.

If a U.S. Holder is treated as owning at least 10% of the Common Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of the Common Shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in the Corporation’s group, if any. Because the Corporation’s group includes one or more U.S. subsidiaries, certain of the Corporation’s non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether the Corporation are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether the Corporation make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. The Corporation cannot provide any assurances that it will assist its investors in determining whether any of its non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, the Corporation cannot provide any assurances that it will furnish to any U.S. Holder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in the Offered Shares.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its U.S. shareholders.

The Corporation is a foreign private issuer under applicable U.S. federal securities laws and, therefore, it is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although it is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell securities of POET as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Corporation is exempt from the proxy rules under the Exchange Act.

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Future sales or issuances of securities could decrease the value of existing securities, including the Common Shares, dilute investors’ voting power and reduce the Corporation’s earnings per share.

The Corporation may issue additional Common Shares or securities convertible into Common Shares in the future, which may dilute an existing shareholder’s equity interest in the Corporation. The Corporation’s constating documents permit the issuance of an unlimited number of Common Shares, and purchasers of the Offered Shares will have no pre-emptive rights in connection with such further issuance. The Corporation’s directors have discretion to determine the price and the terms of further issuances. The Corporation cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of the securities. The issuance of additional securities and the exercise of Common Share purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices for securities.

The Corporation does not currently intend to pay cash dividends.

The Corporation currently intends to retain future earnings to finance the operation, development and expansion of its business. The Corporation does not anticipate paying cash dividends on the Common Shares, including the Offered Shares, in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Corporation’s board of directors and will depend on the Corporation’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Corporation’s board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of the Offered Shares appreciates.

Potential fluctuations in financial results make financial forecasting difficult

The Corporation’s revenues, cash flows and other operating results can vary from quarter to quarter. Sales and margins may be lower than anticipated due to general economic conditions, market-related factors, unanticipated changes in contractual arrangements and competitive factors. Cash receipts may also vary from quarter to quarter due to the timing of cash collections from customers. As a result, quarter-to-quarter comparisons of revenues, cash flows and other operating results may not be meaningful. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors. If this occurs, the trading price of the Common Shares may be materially and adversely affected.

USE OF PROCEEDS

The Corporation intends to use the net proceeds from the Offering, if any, for general working capital purposes related to research and development of its optical engines for transceivers and light source modules for the AI market, capital asset purchases and selling and general and administrative expenses.

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The Corporation currently has a negative operating cash flow, which may continue for the foreseeable future. During the fiscal year ended December 31, 2022 and three-month period ended March 31, 2023, the Corporation had negative cash flow from operating activities. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods until sustained profitable commercial production is achieved on its main products and projects. As a result, if necessary, certain of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities in future periods. See “Risk Factors – Negative cash flows from operations” in the Shelf Prospectus. The Corporation may, from time to time, issue securities (including equity and debt securities) other than pursuant to this Prospectus Supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States. Any proceeds that the Corporation receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Corporation of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to US$30,000,000. The Agents will receive the Commission of up to 3.0% of the gross proceeds from the sale of the Offered Shares, which Commission shall be paid in the same currency as the gross proceeds from the sale of the Offered Shares to which it pertains. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

While the Corporation intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement and in the Shelf Prospectus and the documents incorporated by reference herein and therein.

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PLAN OF DISTRIBUTION

The Offering

The Corporation has entered into the Distribution Agreement with the Agents under which the Corporation may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$30,000,000 (or the equivalent thereof in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Corporation to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, including sales made by the Agents directly on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States or as otherwise agreed between the Agents and the Corporation. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Corporation cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSXV, Nasdaq or any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold at all.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Corporation and the Agents. The Corporation will designate the number of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. The Corporation will identify in the placement notice which Agent or Agents will affect the placement. Subject to the terms and conditions of the Distribution Agreement, the applicable Agent or Agents will use their commercially reasonable efforts to sell, on the Corporation’s behalf, all of the Offered Shares requested to be sold by the Corporation. The Corporation may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Corporation in a particular placement notice. Any placement notice delivered to an applicable Agent or Agents shall be effective upon delivery unless and until (i) the applicable Agent or Agents declines to accept the terms contained in the placement notice in accordance with the terms of the Distribution Agreement, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Corporation suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Corporation issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. No Agent will be required to purchase Offered Shares as principals pursuant to the Distribution Agreement.

Either the Corporation or the Agents may suspend the Offering upon proper notice to the other party. The Corporation and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

The applicable Agent or Agents will provide written confirmation to the Corporation no later than opening of the trading day immediately following the trading on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the TSXV, on Nasdaq or on any other marketplace in Canada or the United States), (ii) the price of the Offered Shares sold on such day (including the of Offered Shares sold on the TSXV, on Nasdaq or on any other marketplace in Canada or the United States), (iii) the gross proceeds, (iv) the Commission payable by the Corporation to the Agents with respect to such sales, and (v) the net proceeds payable to the Corporation. The Corporation will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Corporation’s annual and interim financial statements and related management’s discussion and analysis, filed on www.sedar.com and with the SEC on EDGAR at www.sec.gov, for any quarters or annual periods in which sales of Offered Shares occur.

The Canadian Agent is not registered as a broker-dealer in the United States and, accordingly, will only sell Offered Shares on marketplaces in Canada. The U.S. Agent is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares on marketplaces in the United States.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, including the Agents, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement and the related Shelf Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the Common Shares.

Settlement

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, (i) if sold on a marketplace in the United States, at 10:00 a.m. (New York City time) on the second trading day (or any such settlement cycle as may be in effect pursuant to Rule 15c6-1 under the Exchange Act from time to time) following the date on which such sales are made on a marketplace in the United States, and (ii) if sold on a marketplace in Canada, on the second trading day on the applicable exchange following the date on which such sales were made. Any sales shall be made in return for payment of the net proceeds to the Corporation on the settlement date.

There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in Canada will be settled through CDS Clearing and Depositary Services Inc. through its CDSX system or by or by such other means as the Corporation and the Agents may agree, and sales of Offered Shares in the United States will be settled through The Depositary Trust Company through its Deposit Withdrawal at Custodian System, or by such other means as the Corporation and the Agents may agree.

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Commissions and Expenses

The Corporation will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 3.0% of the gross sales price per Offered Share sold, provided however, that the Corporation shall not be obligated to pay the Agents any Commission on any sale of Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on the TSXV or Nasdaq, (ii) a material disruption in securities settlement or clearance services in the U.S. or Canada, or (iii) failure by the applicable Agent to comply with its obligations under the terms of the Distribution Agreement or any applicable placement notice. The Commission shall be paid in the same currency as the gross proceeds from the sale of the Offered Shares to which it pertains. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Corporation and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation from the sale of any such Offered Shares.

The Corporation has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. The total expenses related to the commencement of the Offering to be paid by the Corporation, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$400,000.

Indemnification

The Corporation has agreed to indemnify the Agents against certain liabilities, including liabilities under certain Canadian and U.S. securities regulations, and, where such indemnification is unavailable, to contribute to payments that the Agents may be required to make in respect of such liabilities.

Regulation M

Each of the Agents may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the U.S. Securities Act and any fees received by them and any profit realized on the sale of the securities by them while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The Agents will be required to comply with the requirements of the U.S. Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of the Corporation’s securities by the Agents. Under these rules and regulations, the Agents may not (i) engage in any stabilization activity in connection with the Corporation’s securities and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until the respective Agent has completed its participation in the distribution.

Other Relationships

The Agents and their affiliates have engaged in, and may in the future engage in, various investment banking, commercial banking and other financial services for the Corporation and its affiliates. The Agents have received, or may in the future receive, customary fees and commissions for these transactions. To the extent required by Regulation M under the Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

Listing

The Common Shares are listed on the TSXV and Nasdaq. The TSXV has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to the Corporation fulfilling all of the requirements of the TSXV.

Termination

Pursuant to the Distribution Agreement, (i) the Corporation has the right to terminate the Distribution Agreement with any or all of the Agents in its sole discretion at any time by giving written notice; (ii) each Agent has the right to terminate its obligations under the Distribution Agreement in its sole discretion at any time by giving written notice; and (iii) the Distribution Agreement shall automatically terminate upon the earlier of: (A) June 29, 2024; and (B) the issuance and sale of all the Offered Shares on the terms and subject to the conditions set forth in the Distribution Agreement.

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DESCRIPTION OF THE SECURITIES DISTRIBUTED

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of June 28, 2023, there were 40,280,278 Common Shares issued and outstanding.

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Corporation’s shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by POET’s board of directors. Holders of Common Shares are entitled to participate in any distribution of the Corporation’s net assets upon liquidation, dissolution or winding-up of the Corporation on an equal basis per Common Share.

See “Description of Share Capital” in the Shelf Prospectus for a detailed description of the attributes of the Common Shares.

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CONSOLIDATED CAPITALIZATION

Other than as disclosed under the heading “Prior Sales” herein, there have been no material changes to the share and loan capital of the Corporation on a consolidated basis since the date of the Interim Financial Statements. In addition, as a result of the Offering, the equity capitalization of the Corporation will increase by the amount of the net proceeds, less expenses, of the Offering and the Corporation’s Common Shares outstanding will increase by the amount of Offered Shares issued in the Offering.

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PRIOR SALES

In the 12-month period before the date of this Prospectus Supplement, the Corporation issued the following Common Shares and securities convertible or exchangeable into Common Shares.

Date of Issuance	Description	Number of Securities	Issue Price / Exercise Price ($)	Total Gross Consideration ($)
8/4/2022	Grant of Stock Options	5,000 Stock Options	5.61	—
8/15/2022	Warrant exercise	15,000 Common Shares	5.00	75,000.00
9/02/2022	Warrant exercise	7,500 Common Shares	6.00	45,000.00
10/19/2022	Grant of Stock Options	400,000 Stock Options	3.83	—
11/11/2022	Grant of Stock Options	676,250 Stock Options	3.54	—
11/11/2022	Grant of Stock Options	718,894 Stock Options	4.00	—
12/02/2022	Private placement of Units	1,126,635 Units(1)	3.81	4,292,479.35
1/13/2023	Stock Option exercise	6,000 Common Shares	5.20	31,200.00
1/16/2023	Stock Option exercise	16,875 Common Shares	3.80	64,125.00
1/25/2023	Warrant exercise	28,046 Common Shares	5.00	140,230.00
1/25/2023	Warrant exercise	32,588 Common Shares	5.00	162,940.00
1/26/2023	Warrant exercise	15,000 Common Shares	5.00	75,000.00
1/27/2023	Warrant exercise	15,000 Common Shares	5.00	75,000.00
1/30/2023	Warrant exercise	120,88 Common Shares	5.00	604,410.00
2/01/2023	Warrant exercise	50,000 Common Shares	5.00	250,000.00
2/03/2023	Warrant exercise	25,000 Common Shares	5.00	125,000.00
2/06/2023	Warrant exercise	115,00 Common Shares	5.00	575,000.00
2/07/2023	Warrant exercise	56,038 Common Shares	5.00	280,190.00
2/08/2023	Warrant exercise	25,000 Common Shares	5.00	125,000.00
2/08/2023	Warrant exercise	8,824 Common Shares	5.00	44,120.00
2/08/2023	Grant of Stock Options	20,000 Stock Options	6.25	—
2/10/2023	Warrant exercise	25,000 Common Shares	5.00	125,000.00
2/14/2023	Warrant exercise	17,329 Common Shares	5.00	86,645.00
2/15/2023	Warrant exercise	60,000 Common Shares	5.00	300,000.00
2/16/2023	Warrant exercise	7,411 Common Shares	5.00	37,055.00
2/17/2023	Warrant exercise	50,000 Common Shares	5.00	250,000.00
2/17/2023	Warrant exercise	29,729 Common Shares	5.00	148,645.00
2/23/2023	Warrant exercise	35,000 Common Shares	5.00	175,000.00
2/27/2023	Warrant exercise	30,000 Common Shares	5.00	150,000.00

S-18

Date of Issuance	Description	Number of Securities	Issue Price / Exercise Price ($)	Total Gross Consideration ($)
3/01/2023	Warrant exercise	187,705 Common Shares	5.00	938,525.00
3/01/2023	Warrant exercise	2,941 Common Shares	5.00	14,705.00
3/02/2023	Warrant exercise	22,500 Common Shares	5.00	112,500.00
3/03/2023	Warrant exercise	30,000 Common Shares	5.00	150,000.00
3/03/2023	Warrant exercise	20,000 Common Shares	5.00	100,000.00
3/06/2023	Stock Option exercise	5,625 Common Shares	3.80	21,375.00
3/07/2023	Warrant exercise	30,000 Common Shares	5.00	150,000.00
3/09/2023	Warrant exercise	98,850 Common Shares	5.00	494,250.00
3/10/2023	Warrant exercise	26,550 Common Shares	5.00	132,750.00
3/10/2023	Warrant exercise	594,323 Common Shares	5.00	2,971,615.00
3/22/2023	Warrant exercise	37,500 Common Shares	5.00	187,500.00
3/29/2023	Warrant exercise	25,000 Common Shares	5.00	125,000.00
3/29/2023	Warrant exercise	15,600 Common Shares	5.00	78,000.00
3/29/2023	Warrant exercise	5,000 Common Shares	5.00	25,000.00
3/31/2023	Warrant exercise	25,000 Common Shares	5.00	125,000.00
4/03/2023	Warrant exercise	81,250 Common Shares	5.00	406,250.00
4/27/2023	Warrant exercise	42,500 Common Shares	5.00	212,500.00
5/02/2023	Stock Option exercise	2,500 Common Shares	3.30	8,250.00
5/02/2023	Warrant exercise	50,000 Common Shares	5.00	250,000.00
5/02/2023	Warrant exercise	15,000 Common Shares	5.00	75,000.00
5/02/2023	Warrant exercise	25,000 Common Shares	5.00	125,000.00
5/04/2023	Stock Option exercise	5,000 Common Shares	3.30	16,500.00
5/05/2023	Stock Option exercise	2,500 Common Shares	3.30	8,250.00
5/05/2023	Grant of Stock Options	30,000 Stock Options	5.46	—
5/08/2023	Stock Option exercise	2,500 Common Shares	3.30	8,250.00
5/09/2023	Stock Option exercise	5,000 Common Shares	3.30	16,500.00
5/15/2023	Stock Option exercise	2,800 Common Shares	2.80	7,840.00
5/15/2023	Warrant exercise	6,000 Common Shares	5.00	30,000.00
5/17/2023	Warrant exercise	62,500 Common Shares	5.00	312,500.00
5/18/2023	Stock Option exercise	800 Common Shares	2.80	2,240.00
5/23/2023	Stock Option exercise	5,000 Common Shares	3.30	16,500.00
5/24/2023	Stock Option exercise	7,500 Common Shares	3.30	24,750.00
5/25/2023	Stock Option exercise	5,000 Common Shares	3.30	16,500.00
5/26/2023	Stock Option exercise	5,000 Common Shares	3.30	16,500.00
5/29/2023	Stock Option exercise	5,000 Common Shares	3.30	16,500.00
5/30/2023	Warrant exercise	9,000 Common Shares	5.00	45,000.00
5/30/2023	Warrant exercise	25,000 Common Shares	5.00	125,000.00
5/30/2023	Warrant exercise	25,000 Common Shares	5.00	125,000.00
06/01/2023	Warrant exercise	38,000 Common Shares	5.00	190,000.00
06/02/2023	Warrant exercise	25,000 Common Shares	5.00	125,000.00
06/02/2023	Warrant exercise	20,000 Common Shares	5.00	100,000.00
06/05/2023	Stock Option exercise	4,600 Common Shares	3.30	15,180.00
06/07/2023	Stock Option exercise	5,000 Common Shares	3.30	16,500.00
06/08/2023	Stock Option exercise	5,000 Common Shares	3.30	16,500.00
06/09/2023	Stock Option exercise	5,000 Common Shares	3.30	16,500.00
06/12/2023	Stock Option exercise	5,000 Common Shares	2.80	14,000.00
6/14/2023	Stock Option exercise	10,000 Common Shares	2.65	26,500.00
6/15/2023	Stock Option exercise	13,000 Common Shares	3.30	42,900.00
6/16/2023	Stock Option exercise	5,000 Common Shares	3.30	16,500.00
6/19/2023	Stock Option exercise	7,500 Common Shares	3.30	24,750.00

Note:

(1)	Each Unit consists of one Common Share and one-half of one Common Share purchase warrant of the Corporation (each whole Common Share purchase warrant, a “2022 Warrant”). Each 2022 Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$4.95 (US$3.61) per Common Share until December 2, 2025.

S-19

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSXV under the symbol “PTK” and Nasdaq under the symbol “POET”. The following table sets forth the reported price range and average daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	TSXV (prices in C$)		Nasdaq (prices in US$)
Periods	Price Range (low - high)	Average Volume	Price Range (low - high)	Average Volume
July 2022	$5.34- $6.91	327,298	$4.03- $5.38	87,654
August 2022	$4.13- $6.05	570,603	$3.03- $4.82	218,575
September 2022	$3.50- $5.41	369,793	$2.54- $4.11	97,354
October 2022	$3.26- $4.15	347,493	$2.36- $3.17	99,081
November 2022	$3.37- $4.50	367,045	$2.45- $3.42	71,273
December 2022	$3.86- $4.55	286,791	$2.83- $3.33	67,591
January 2023	$4.05- $8.31	1,100,157	$3.02- $6.18	324,419
February 2023	$5.29- $6.81	762,697	$3.98- $5.13	97,320
March 2023	$4.80- $6.90	722,082	$3.50- $5.09	137,220
April 2023	$4.82- $5.45	292,749	$3.55- $4.10	61,510
May 2023	$5.40-$6.50	364,844	$3.99- $4.86	93,123
June 1-28, 2023	$5.46- $7.75	689,383	$4.135- $5.85	226,612

Source: Bloomberg

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary, as of the date of this Prospectus Supplement, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to an investor who acquires beneficial ownership of an Offered Share pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Corporation and the Agents, (ii) is not affiliated with the Corporation or the Agents, and (iii) acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold such securities in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form, or at all. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account or anticipate any change in the administrative policies or assessing practices of the CRA.

S-20

This summary does not apply to Holders (i) that are “financial institutions” within the meaning of the “mark to market” rules contained in the Tax Act, (ii) that are “specified financial institutions” as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that have made a functional currency reporting election to report their “Canadian tax results” (as defined in the Tax Act) in a currency other than the Canadian currency for purposes of the Tax Act, (v) who have entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” in respect of the Offered Shares, or (vi) that receive dividends on the Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act. Such Holders should consult with their own tax advisors with respect to an investment in Offered Shares. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (for the purposes of the Tax Act), and is, or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes) as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of an investment in the Offered Shares.

This summary does not address the deductibility of interest by a Holder who borrows money or otherwise incurs debt in connection with the acquisition of the Offered Shares.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Offered Shares pursuant to this Offering having regard to their own particular circumstances.

Currency

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must generally be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA.

S-21

Residents of Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have such Offered Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on Offered Shares will be included in computing the Resident Holder’s income for the taxation year in which they are received or deemed to be received. In the case of a Resident Holder who is an individual (except in the case of certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of taxable dividends received from taxable Canadian corporations (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Corporation in accordance with the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends.

Dividends received or deemed to be received on Offered Shares by a Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing such Resident Holder’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or a “subject corporation” (as defined for purposes of Part IV of the Tax Act) will generally be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

S-22

Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of dividends. See “Residents of Canada - Alternative Minimum Tax” below.

Disposition of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than a disposition to the Corporation), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Residents of Canada - Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances described by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for the year, which will include taxable capital gains. Tax Proposals released by the Minister of Finance (Canada) on August 9, 2022 are intended to extend this additional tax and refund mechanism in respect of “aggregate investment income” to “substantive CCPCs” (as defined in such Tax Proposals). Resident Holders should consult their own advisors with respect to the potential application to them of such Tax Proposals.

Resident Holders who are individuals (other than certain trusts) may be subject to alternative minimum tax in respect of realized capital gains. See “Residents of Canada - Alternative Minimum Tax” below.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, the Offered Shares in a business carried on in Canada (a “Non-Resident Holder”).

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on (or is deemed to carry on) an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

S-23

Taxation of Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Corporation on the Offered Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty, who is the beneficial owner of the dividends and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of our voting shares). Non-Resident Holders should consult their tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain (and will not be entitled to claim a capital loss) realized by such Non-Resident Holder on a disposition (or deemed disposition) of Offered Shares unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and such Non-Resident Holder is not entitled to an exemption from tax pursuant to the terms of an applicable income tax treaty or convention at the time of the disposition.

Generally, provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSXV and Nasdaq) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, and (b) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists). The Tax Act may also deem the Offered Shares to be taxable Canadian property in certain circumstances.

Even if the Offered Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Offered Shares by virtue of an applicable income tax treaty or convention.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of an Offered Share that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the headings “Residents of Canada - Dispositions of Offered Shares” and “Residents of Canada - Capital Gains and Capital Losses” will generally be applicable to such disposition.

Non-Resident Holders whose Offered Shares are or may be taxable Canadian property should consult their own tax advisors.

S-24

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under current U.S. federal income tax law of an investment in the Offered Shares acquired pursuant to this Offering. The effects of any applicable state or local laws, or other U.S. federal tax laws such as estate and gift tax laws, or the Medicare contribution tax on net investment income or the alternative minimum tax, are not discussed. This summary applies only to investors who acquire and hold the Offered Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and who have the U.S. Dollar as their functional currency. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect as of the date of this Prospectus Supplement. All of the foregoing authorities are subject to change, which change could adversely apply retroactively and could affect the tax consequences described below.

The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including, without limitation:

●	U.S. expatriates and certain former citizens or long-term residents of the United States;

●	persons whose functional currency is not the U.S. Dollar;

●	persons holding the Offered Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	banks, insurance companies and other financial institutions;

●	real estate investment trusts or regulated investment companies;

●	brokers, dealers or traders in securities, commodities or currencies;

●	S corporations or entities or arrangements treated as partnerships for U.S. federal income tax purposes;

●	tax-exempt organizations or governmental organizations;

●	individual retirement accounts or other tax deferred accounts;

●	persons who acquired the Offered Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons that own or are deemed to own 10% or more of the Corporation’s stock by vote or value directly, indirectly or constructively;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Offered Shares being taken into account in an applicable financial statement;

●	persons that hold Offered Shares through a permanent establishment or fixed base outside the United States; and

●	persons deemed to sell Offered Shares under the constructive sale provisions of the Code.

S-25

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Offered Shares that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an investor are an entity taxable as a partnership for U.S. federal income tax purposes that holds Offered Shares, such investor’s tax treatment generally will depend on their status and the activities of the partnership. Partnerships holding Offered Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences applicable to them.

S-26

Offered Shares

Taxation of dividends and other distributions on the Offered Shares

The discussion in this section “Taxation of dividends and other distributions on the Offered Shares” is subject to the discussion regarding PFICs below.

The gross amount of any distribution to an investor with respect to the Offered Shares, including any non-U.S. taxes withheld from the amount paid, will be included in such investor’s gross income as dividend income when actually or constructively received to the extent that the distribution is paid out of the Corporation’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent the amount of the distribution exceeds the Corporation’s current and accumulated earnings and profits, it will be treated first as a return of an investor’s tax basis in the Offered Shares, and to the extent the amount of the distribution exceeds the tax basis, the excess will be taxed as capital gain. The Corporation does not intend to calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions will generally be reported as ordinary dividend income for such purposes. Dividends the Corporation pays will not be eligible for the dividends-received deduction available to corporations in respect of dividends received from U.S. corporations.

Subject to certain holding period and other limitations, dividends we pay to certain non-corporate U.S. Holders may be “qualified dividend income” taxable for regular U.S. federal income tax purposes at preferential tax rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends.

Dividends the Corporation pays will be includible in the income of a U.S. Holder in a U.S. Dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. Dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. Dollar, which will generally be U.S. source ordinary income or loss. A loss might be deductible due to certain limitations.

S-27

Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. Any tax withheld with respect to distributions on the Offered Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against such U.S. Holder’s U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the Offered Shares generally will constitute “passive category income.” The rules with respect to the foreign tax credit are complex and may depend upon a U.S. Holder’s particular circumstances. Investors should consult their tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of disposition of the Offered Shares

The discussion in this section “Taxation of disposition of Offered Shares” is subject to the discussion regarding PFICs below.

A U.S. Holder will recognize gain or loss on any sale, exchange or other taxable disposition of the Offered Shares equal to the difference between the amount realized (in U.S. Dollars) on the disposition and such holder’s tax basis (in U.S. Dollars) in the Offered Shares. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder has held the Offered Shares for more than one year at the time of the disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be taxable at reduced rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Investors should consult their tax advisors regarding the proper treatment of gain or loss in their particular circumstances.

Passive foreign investment company

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, after applying certain look-through rules with respect to subsidiaries in which the Corporation owns 25% (by vote or value) of the stock, either:

●	at least 75% of its gross income for such taxable year is passive income, or

●	at least 50% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income.

The Corporation believes it is not a PFIC for the year ended December 31, 2022. Based on the market price of the Common Shares and the composition of the Corporation’s income and assets, including goodwill, the Corporation also does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and is dependent on a number of factors, including the value of the Corporation’s passive assets, the amount and type of the Corporation’s gross income and the market price of the Common Shares, which could fluctuate significantly. Therefore, there can be no assurance that the Corporation will not be a PFIC for the current or future taxable years.

If the Corporation is a PFIC for any taxable year during a U.S. Holder’s holding period for the Offered Shares, it generally will continue to be treated as a PFIC with respect to such holder’s investment in the Offered Shares for all succeeding years during which such holder holds the Offered Shares. In that event, a U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gains recognized from the disposition of the Offered Shares and upon receipt of certain “excess distributions” (generally, distributions that exceed 125% of the average amount of distributions in respect to such Offered Shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) as if such income had been recognized ratably over the U.S. Holder’s holding period. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which the Corporation was a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply.

S-28

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes a valid mark-to-market election for the Offered Shares, such holder will include in income for each year that the Corporation is treated as a PFIC, an amount equal to the excess, if any, of the fair market value of the Offered Shares as of the close of such holder’s taxable year over the holder’s adjusted basis in the Offered Shares. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Offered Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Offered Shares, as well as to any loss realized on the actual sale or disposition of the Offered Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for the Offered Shares previously included in income. A U.S. Holder’s basis in the Offered Shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Offered Shares are listed on Nasdaq, which is a qualified exchange. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs the Corporation owns, a U.S. Holder generally will continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by the Corporation that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Investors should consult their tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat the Corporation as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that the Corporation is a PFIC, on its pro rata share of the Corporation’s ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year of its holding period in which the Corporation is a PFIC. In the event that the Corporation concludes that it will be classified as a PFIC, the Corporation will make a determination at such times as to whether it will provide U.S. Holders with the information that is necessary to make a QEF election. Amounts includable in income as a result of a QEF election will be determined without regard to the Corporation’s prior year losses or the amount of cash distributions, if any, received from the Corporation. A U.S. Holder’s basis in its Offered Shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under QEF rules.

If the Corporation is a PFIC for any taxable year during which a U.S. Holder owns Offered Shares, it generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years even if it ceases to meet the requirements for PFIC status. Notwithstanding any election made with respect to the Offered Shares, if the Corporation is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Offered Shares will not qualify as “qualified dividends” eligible for taxation at reduced federal income tax rates.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621. If the Corporation is a PFIC, investors should consult their tax advisor regarding any reporting requirements that may apply to them. Investors are urged to consult their tax advisor regarding the potential application of the PFIC rules to an investment in the Offered Shares pursuant to this Offering.

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Information reporting and backup withholding

Dividend payments (including constructive dividends) with respect to the Offered Shares and proceeds from the sale, exchange or other disposition of the Offered Shares may be subject to information reporting to the IRS and U.S. backup withholding. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

●	fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

●	furnishes an incorrect taxpayer identification number;

●	is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
●	fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Additional reporting requirements

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the Offered Shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of Offered Shares.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by (i) Bennett Jones LLP with respect to Canadian legal matters and (ii) Katten Muchin Rosenman LLP with respect to United States legal matters. In addition, certain legal matters in connection with the Offering under this Prospectus Supplement will be passed upon on behalf of the Agents by Dentons Canada LLP, with respect to Canadian legal matters and Ellenoff Grossman & Schole LLP with respect to United States legal matters.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The Corporation’s auditor is Marcum LLP, City Place II, 185 Asylum Street, 25th Floor, Hartford, Connecticut 06103.

The Corporation’s transfer agent and registrar of the Common Shares is Computershare Trust Company of Canada, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6X 3B9.

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INTERESTS OF EXPERTS

Marcum LLP has prepared the auditor’s report with respect to the Annual Financial Statements (which contains an explanatory paragraph relating to substantial doubt about the ability of the Corporation to continue as a going concern as described in Note 1 to the Annual Financial Statements), which is incorporated by reference into the Shelf Prospectus and this Prospectus Supplement. Marcum LLP has advised that they are independent in accordance with and within the meaning of the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of each of Bennett Jones LLP, Katten Muchin Rosenman LLP, Ellenoff Grossman & Schole LLP, and Dentons Canada LLP, respectively, beneficially own, directly or indirectly, less than 1% of any securities of the Corporation or any associate or affiliate of the Corporation.

ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Dentons Canada LLP, counsel to the Agents, based on the provisions of the Tax Act and the Regulations in force as of the date hereof and specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, Offered Shares will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (a “RRSP”), a registered retirement income fund (a “RRIF”), a deferred profit sharing plan (a “DPSP”), a registered education savings plan (a “RESP”), a registered disability savings plan (a “RDSP”), and a tax-free savings account (a “TFSA”), each as defined in the Tax Act, at a particular time provided that at such time the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSXV and Nasdaq) or the Corporation otherwise qualifies as a “public corporation” other than a “mortgage investment corporation” (each as defined in the Tax Act). The Offered Shares will be “qualified investments” under the Tax Act for a first home savings account (a “FHSA”) at a particular time provided that at such time the Offered Shares are listed on a “designated stock exchange”.

Notwithstanding that the Offered Shares may be a qualified investment for a TFSA, RRSP, RRIF, RDSP, FHSA or RESP, the holder of the TFSA, RDSP or FHSA, the subscriber of the RESP or annuitant of the RRSP or RRIF, as the case may be (such annuitant, holder or subscriber a “Controlling Individual” of the TFSA, RRSP, RRIF, RDSP, FHSA or RESP), will be subject to a penalty tax as set out in the Tax Act if such securities are a “prohibited investment” of the particular TFSA, RRSP, RRIF, RDSP, FHSA or RESP for the purposes of the Tax Act. The Offered Shares generally will be a “prohibited investment” if the Controlling Individual of the TFSA, RRSP, RRIF, RDSP, FHSA or RESP: (i) does not deal at arm’s length with the Corporation for purposes of the Tax Act; or (ii) has a “significant interest” (within the meaning of the Tax Act for purposes of the prohibited investment rules) in the Corporation. Notwithstanding the foregoing, the Offered Shares will not be a “prohibited investment”, if such securities are “excluded property”, as defined in the Tax Act for purposes of the prohibited investment rules, for the particular TFSA, RRSP, RRIF, RDSP, FHSA or RESP.

Prospective purchasers that intend to hold Offered Shares in a TFSA, RRSP, RRIF, RDSP, FHSA or RESP should consult their own tax advisors with respect to their individual circumstances.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated April 28, 2021, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus Supplement and the Shelf Prospectus, as well as the documents incorporated by reference into this Prospectus Supplement or in the Shelf Prospectus, in relation to any future “at-the-market” distribution. This exemption was granted on the condition that this Prospectus Supplement, together with the Shelf Prospectus and all documents incorporated by reference therein, be translated into French if the Corporation offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Offered Shares distributed under an “at-the-market” distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Offered Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Offered Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Offered Shares purchased by such purchaser will not be sent or delivered as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Offered Shares distributed under an “at-the-market” distribution by the Corporation may have against the Corporation or the Agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal advisor.

The foregoing statement of a purchaser’s statutory rights supersedes the disclosure under “Purchasers’ Statutory Rights” in the Shelf Prospectus solely with respect to the “at-the-market” distribution of Offered Shares made under this Prospectus Supplement.

Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

S-31

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation incorporated under and governed by the OBCA. Some of the directors and officers of the Corporation, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside Canada and all or a substantial portion of their assets are located outside Canada. The Corporation has appointed an agent for service of process in Canada, but it may be difficult for holders of securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada. It may also be difficult for holders of securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Corporation’s civil liability and the civil liability of the directors and officers of the Corporation under applicable securities laws.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form FX. Under the Form F-X, the Corporation appointed CT Corporation System, with an address at 111 Eighth Avenue, New York, NY 10011 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

Jean-Louis Malinge, Suresh Venkatesan, Theresa Lan Ende, Michal Lipson, and Glen A. Riley, each a director of the Corporation, and Thomas Mika, the Chief Financial Officer of the Corporation, reside outside of Canada and have appointed the following agent as their agent for service of process:

Name of Person	Name and Address of Agent
Jean-Louis Malinge	Bennett Jones LLP
Suresh Venkatesan	3400 One First Canadian Place,
Theresa Lan Ende	PO Box 130,
Michal Lipson	Toronto, Ontario
Glen A. Riley	M5X 1A4
Thomas Mika

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

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CERTIFICATE OF THE CORPORATION

Dated: June 29, 2023

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this prospectus supplement, as required by the securities legislation of each of the provinces and territories of Canada.

(signed) “Suresh Venkatesan”	(signed) “Thomas Mika”
Suresh Venkatesan Chairman and Chief Executive Officer	Thomas Mika Executive Vice President and Chief Financial Officer

On behalf of the Board of Directors:

(signed) “Chris Tsiofas”	(signed) “Glen A. Riley”
Chris Tsiofas Director	Glen A. Riley Director

C-1

CERTIFICATE OF THE AGENT

Dated: June 29, 2023

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this prospectus supplement, as required by the securities legislation of each of the provinces and territories of Canada.

CORMARK SECURITIES INC.

(signed) “Alfred Avanessy”
Alfred Avanessy Managing Director, Head of Investment Banking

C-2

This prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under the legislation in each of the provinces and territories of Canada, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from POET Technologies Inc. at 120 Eglinton Avenue East, Suite 1107, Toronto, ON M4P 1E2 (telephone: (416) 368-9411), and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	June 30, 2021

POET Technologies Inc.

US$300,000,000

Common Shares
Debt Securities
Convertible Securities
Subscription Receipts
Warrants
Units

POET Technologies Inc. (the “Corporation” or “POET”) may, from time to time, offer and issue common shares (“Common Shares”), debt securities (“Debt Securities”), securities convertible into or exchangeable for Common Shares and/or other securities (“Convertible Securities”), subscription receipts, each of which, once purchased, entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, one or more Common Shares or a combination of Common Shares and Warrants (“Subscription Receipts”), warrants to purchase Common Shares and/or other Securities (as defined herein) (together, “Warrants”), and units comprised of a combination of any of the above (“Units” and, together with all of the foregoing, “Securities”) in an aggregate initial offering price of up to US$300,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be), in one or more transactions during the 25 month period that this short form prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered for sale separately or in combination with one or more other Securities, in amounts, at prices and on such terms as the Corporation may determine from time to time depending upon its financing requirements, prevailing market conditions at the time of sale and other factors.

Any offering made pursuant to this Prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts that may be named in the Registration Statement (as defined below) may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission or regulatory authority nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The specific terms of any offering of Securities will be set forth in an applicable Prospectus Supplement (a “Prospectus Supplement”) and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the issue price; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms and any other terms specific to the Debt Securities being offered; (iii) in the case of Convertible Securities, the number of Convertible Securities offered, the offering price, the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities and any other specific terms; (iv) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Debt Securities or Convertible Securities forming part of the Units, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Units are issued and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to prospective purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may sell Securities to or through underwriters or dealers designated by the Corporation from time to time and may also sell Securities directly to purchasers pursuant to applicable statutory exemptions or through agents. Underwriters, dealers or agents with respect to the Securities sold to or through underwriters, dealers or agents will be named in the Prospectus Supplement relating to that particular offering of Securities. The Prospectus Supplement relating to a particular offering of Securities will also set forth the terms of the offering of Securities including, to the extent applicable, any fees, discount or other remuneration payable to the underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution), the proceeds that the Corporation will receive and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non- fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution of the Securities.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution”. The Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time at amounts and prices and other terms determined by the Corporation. In connection with any underwritten offering of Securities other than an “at-the-market distribution” (as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)), unless otherwise specified in the relevant Prospectus Supplement, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”. No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

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This Prospectus, together with an applicable Prospectus Supplement, qualifies the issuance of Debt Securities. The Corporation has no long-term debt as of the date hereof and had no long-term debt as of December 31, 2020. Though the Corporation has no long-term debt to service, the Corporation also has limited financial resources and negative cash flow. As a result of the foregoing, the earnings coverage ratio for the twelve months ended December 31, 2020 is less than one-to-one. Earnings coverage is calculated by dividing an entity’s profit or loss by its borrowing costs and dividend obligations.

The Corporation’s issued and outstanding Common Shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “PTK” and quoted for trading on the OTCQX under the symbol “POETF”. The closing price of the Common Shares on the TSXV and on the OTCQX on June 29, 2021, the last trading day prior to the date of this Prospectus, was CAD$1.28 and US$1.01, respectively. On February 19, 2021, the Corporation held a special meeting of shareholders, whereat the shareholders of the Corporation approved a consolidation of the issued and outstanding Common Shares on the basis of a consolidation ratio ranging between two (2) and fourteen (14), to be determined by the board of directors of the Corporation, in its sole discretion (the “Consolidation”). As of the date of this Prospectus, the ratio for the Consolidation has not been determined and the Consolidation has not been implemented. There is no certainty that the Consolidation will be implemented by the Corporation.

Any offering of Securities other than Common Shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Securities will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Securities other than Common Shares may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. A prospective investor should be aware that the purchase of Securities may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the applicable Prospectus Supplement. Prospective investors should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor. See “Risk Factors”.

Messrs. Jean-Louis Malinge, Suresh Venkatesan, Mohandas Warrior, Don Listwin, Glen Riley, each a director of the Corporation, and Thomas Mika, the Chief Financial Officer of the Corporation, reside outside of Canada. Each of the foregoing has appointed Bennett Jones LLP as agents for service of process at 3400 One First Canadian Place, PO Box 130, Toronto, Ontario M5X 1A4. Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Investors should rely only on the information contained or incorporated by reference in the Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide investors with different or additional information. If anyone provides investors with different or additional information, investors should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in the Prospectus and any applicable Prospectus Supplement is accurate only as at the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as at the date of that document, regardless of the time of delivery of the Prospectus and any applicable Prospectus Supplement or of any sale of the Corporation’s securities. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in the Prospectus and any applicable Prospectus Supplement and the documents incorporated by reference in the Prospectus and any applicable Prospectus Supplement were obtained from market research, publicly available information, and/or industry publications.

The head office of the Corporation is Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2.

3

4

INTERPRETATION

In this Prospectus, unless otherwise indicated or the context otherwise requires, the terms “POET”, the “Corporation”, the “Issuer”, “we”, “us” and “our” are used to refer to POET Technologies Inc. and its subsidiaries.

The address of the Corporation’s website is http://www.poet-technologies.com. Information contained on POET’s website does not form part of this Prospectus nor is it incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Corporation has not authorized any person to provide different information.

Unless otherwise indicated, all dollar amounts in this Prospectus are expressed in United States dollars. Canadian dollars are stated as “CAD$”. On June 29, 2021, the last business day before the date of this Prospectus, the daily exchange rate as quoted by the Bank of Canada was CAD$1.00 = US$0.8075 (or US$1 = CAD$1.2384).

The Securities being offered for sale under this Prospectus may only be sold in those jurisdictions in which offers and sales of the Securities are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as at the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains forward-looking statements and forward-looking information within the meaning of U.S. and Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as, “continues”, “with a view to”, “is designed to”, “pending”, “predict”, “potential”, “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, and similar expressions or variations thereon, or statements that events, conditions or results “can”, “might”, “will”, “shall”, “may”, “must”, “would”, “could”, or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. Forward-looking statements and forward-looking information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

The forward-looking statements and information in this Prospectus are subject to various risks and uncertainties, including those described under the heading “Risk Factors” as well as under the heading “Risk Factors” in the Corporation’s AIF (as defined herein), many of which are difficult to predict and generally beyond the control of the Corporation, including without limitation risks:

●	associated with our history of operating losses;

●	associated with the Corporation’s need for additional financing, which may not be available on acceptable terms or at all;

●	that the Corporation will not be able to compete in the highly competitive semiconductor and photonics markets;

●	that the Corporation’s objectives will not be met within the timelines the Corporation expects or at all;

●	associated with the COVID-19 pandemic and the resulting economic conditions and disruptions;

●	associated with engineering, product development and manufacturing;

●	associated with successfully protecting patents and trademarks and other intellectual property;

●	associated with joint venture development;

●	concerning the need to control costs and the possibility of unanticipated expenses;

●	that the trading price of the Common Shares of the Corporation will be volatile; and

●	that shareholders’ interests will be diluted through future stock offerings or options and warrant exercises.

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For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws or otherwise as may be required by law, the Corporation undertakes no obligation to revise or update any forward-looking statements after the date hereof.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at its head office at Suite 1107, 120 Eglinton Avenue East, Toronto, Ontario M4P 1E2, and are also available electronically in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Corporation through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents of the Corporation, filed by the Corporation with the securities commissions or similar authority in each of the provinces of Canada are specifically incorporated by reference in this Prospectus:

(a)	annual information form for the year ended December 31, 2020 on United States Securities and Exchange Commission Form 20-F, dated April 9, 2021 (the “AIF”);

(b)	management information circular dated July 21, 2020 relating to the annual and special meeting of shareholders held on August 26, 2020;

(c)	management information circular dated January 29, 2021 relating to a special meeting of shareholders held on February 19, 2021;

(d)	consolidated audited financial statements for the years ended December 31, 2020, 2019 and 2018, together with the auditors’ report thereon;

(e)	management’s discussion and analysis for the year ended December 31, 2020;

(f)	interim financial statements for the three months ended March 31, 2021;

(g)	management’s discussion and analysis for the three months ended March 31, 2021; and

(h)	material change report dated February 19, 2021 concerning the February 2021 Private Placement (as defined herein),

provided that these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

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Any documents of the type described in section 11.1 of Form 44-101F1 - Short Form Prospectus, if filed by the Corporation after the date of this Prospectus and before the termination of the distribution, are deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Corporation’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

All information permitted by National Instrument 44-102 – Shelf Distributions to be omitted from this base shelf Prospectus will be contained in one or more shelf Prospectus Supplements that will be delivered to purchasers together with this base shelf Prospectus. Each shelf Prospectus Supplement will be incorporated by reference into this base shelf Prospectus for the purposes of securities legislation as of the date of the shelf Prospectus Supplement and only for the purposes of the distribution of the securities to which the shelf Prospectus Supplement pertains.

In addition, certain “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) may be used in connection with a distribution of Securities. Any “template version” (as defined in NI 41-101) of any marketing materials filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Marcum LLP; (3) powers of attorney from certain of the Corporation’s directors and officers; and (4) the form of indenture relating to the Debt Securities.

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AVAILABLE INFORMATION

The Corporation is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

The Corporation has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the U.S. Securities Act with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

POET TECHNOLOGIES INC.

The legal and commercial name of the Corporation is POET Technologies Inc. The Corporation was originally incorporated under the Business Corporation Act (British Columbia) on February 9, 1972 as Tandem Resources Ltd. On November 14, 1985, Tandem Resources Ltd. amalgamated with Stanmar Resources Ltd. and Keezic Resources Ltd., to continue as one company under the name Tandem Resources Ltd. under the Corporation Act (British Columbia). By Articles of Continuance dated January 3, 1997, Tandem Resources Ltd. was continued under the Business Corporations Act (Ontario) (“OBCA”). By Articles of Amendment dated September 26, 2006, Tandem Resources Ltd. changed its name to OPEL International Inc. By Certificate of Continuance dated January 30, 2007, OPEL International Inc. was continued under the Business Corporations Act (New Brunswick). By Articles of Continuance dated November 30, 2010, OPEL International Inc. was continued under the OBCA and changed its name to OPEL Solar International Inc. By Articles of Amendment dated August 25, 2011, OPEL Solar International Inc. changed its name to OPEL Technologies Inc. By Articles of Amendment dated July 23, 2013, OPEL Technologies Inc. changed its name to POET Technologies Inc. Today, the Corporation is an Ontario-based corporation governed by the OBCA.

The Corporation is a reporting issuer in each of the provinces of Canada.

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Intercorporate Structure

The following is the corporate structure of POET as of the date hereof.

Description of the Business

The Corporation is a design and development company offering photonic integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to devices or systems that integrate electronics and photonics, including high-growth areas of communications and computing, such as high-speed networking for cloud service providers and data centers, 5G networks, machine-to-machine communication, sometimes referred to as the “Internet of Things” (IoT), self-contained “Edge” computing applications, such as inference engines for Artificial Intelligence (AI) systems and sensing applications, such as LIDAR systems for autonomous vehicles.

Prior to the announcement of its invention of the POET Optical Interposer in January of 2018, the Corporation had focused its efforts on the integration of multiple functions into a single chip or multiple devices into a single multi-chip package. The acquisition in 2015 and subsequent operation by the Corporation of DenseLight Semiconductors Pte (“DenseLight”), a Singapore-based company that owns and operates a compound semiconductor fabrication facility, anticipated a trend in the market away from the use of Gallium Arsenide (GaAs), favoring the frequencies generated by Indium Phosphide (InP) lasers for within datacenter, datacenter to datacenter, and datacenter to metro communications. Beginning as early as 2017, the Corporation directed DenseLight to focus on the development of lasers in those frequencies used for data communications applications rather than its traditional focus on lasers used for sensing devices. Beginning in 2018, those efforts were further focused on the production of devices that would be compatible for use with the Optical Interposer platform. Once sufficient development work had been performed to demonstrate that those lasers could be built reliably to POET’s specifications, the Corporation decided to adopt a “fab light” strategy, common among semiconductor companies, and divest its physical fabrication operations through the sale of DenseLight, which it completed in November of 2019. Since the announcement of the invention of the Optical Interposer, virtually all of the R&D spending in the Corporation has been dedicated to development of the Optical Interposer as a platform technology, suitable for the design of multiple products, product generations, applications and extensions. This included the development of multiple features embedded in the Optical Interposer that enhance its utility, and the design and development of compatible active devices that are unique to the Optical Interposer platform.

The Corporation targeted as the first application of the Optical Interposer the development of optical engines for transceivers used in data centers. Transceivers are used to convert digital electronic signals into light signals and vice versa, and to transmit and receive those light signals via fiber optic cables within datacenters and between datacenters and metropolitan centers in a vast data and tele-communications network.

During 2019 and early 2020, the Corporation was engaged with a large North American-based systems company in proving out various aspects of the optical engine technology. Following the successful completion of the project, the Corporation transitioned from technology development to product design and development to deliver prototypes of optical engines for qualification and testing to several customers. These included designs for 100G/200G and 400G optical engines and sub-assemblies based on the POET Optical Interposer in design projects that are ongoing. The Corporation has delivered and expects to deliver initial prototypes to customers in 2021. The samples will be used by customers to confirm that the uniquely designed optical engines meet specifications and can pass rigorous reliability testing required by the data communications industry. The Corporation expects that its devices will pass such testing and be included in the production plans of several major customers beginning in late 2021 and early 2022.

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In its initial target market of optical transceiver modules, the Corporation believes that, because of its ability to produce, test and burn-in optical engines fully at wafer-scale, that it can deliver devices that are: a) lower in cost by a factor of 25% to 40% than competitive assemblies; and b) produced at a capital cost for assembly and testing that is 90% lower than conventional approaches. In addition, because of its fundamental design and architecture, the POET Optical Interposer platform can be used for multiple product designs, multiple generations of the same product and multiple product extensions. The Corporation anticipates entering other related markets for the POET Optical Interposer following its initial focus on optical engines for transceivers, such as 5G communications and the areas of co-packaged optics, which includes stand-alone applications such as optical computing, and high-value sensing applications, such as LIDAR for autonomous vehicles.

In order to address the challenge of producing devices in the large quantities that are needed by customers in the high-volume data communications industry, the Corporation entered into an agreement in late 2020 with Xiamen Sanan Integrated Circuit Co. Ltd. (“Sanan IC”), a subsidiary of Sanan Optoelectronics Xiamen Co. Ltd. to form a joint venture to assemble, test and sell Optical Engines in high volumes. Sanan is the world’s largest manufacturer of compound semiconductor devices, producing over 25 million eight-inch wafers per year across a variety of substrate types and applications. The objective of the joint venture company, which is named “Super Photonics Xiamen” (“SPX”) is to assemble, test and sell optical engines based on the POET Optical Interposer, along with devices procured from various suppliers, including Sanan IC, into finished products. Optical engines for 100G and 200G applications will be sold exclusively world-wide by SPX. 400G optical engines will be sold by SPX in the China territory while the Corporation will sell 400G optical engines to customers in the United States, Europe and elsewhere outside the China territory. Until SPX is in full operation, prototypes and samples are currently being fabricated by POET using both internal resources and external suppliers, foundries and vendors. As designs are completed and the prototypes are delivered to customers in the second half of 2021, the Corporation will begin to benefit from revenues associated with Non-Recurring Engineering (NRE), along with expense reimbursements for delivered prototypes. Volume production of optical engines designed for specific customers is expected to begin in 2022, with high volumes expected to ramp later that year and into 2023. The Corporation expects that as samples of generic POET optical engines (i.e., those produced to what is referred to as a “reference design”) become available in 2021, that additional design opportunities will emerge with customers that have seen the potential benefit of the Corporation’s platform approach to optical engine design and development.

Operations in Emerging Market Jurisdictions

Guidance from Canadian securities regulators provides that issuers operating in markets deemed “emerging markets” include additional disclosure with respect to operations in such markets. The Corporation has operating subsidiaries located in Singapore and China, which as at the date hereof Although Singapore is considered to be a relatively stable jurisdiction for business, it is possible that operating in Singapore and / or China may expose the Corporation to a certain degree of political, economic and other risks and uncertainties. For these reasons, the following disclosure is in included in contemplation of the guidance in Staff Notice 51-720 – Issuer Guide for Companies Operating in Emerging Markets of the Ontario Securities Commission.

The establishment and development of POET Technologies Pte. Ltd (“POET Singapore”) (Singapore), POET Optoelectronics Shenzhen Co. Ltd (“POSC”) (China) and a joint venture with Sanan IC, SPX (China), adds an additional regulatory framework to which the Corporation operates and is supplementary to the existing regulatory framework existing in Canada.

The Corporation’s operating entities in emerging jurisdictions are governed in accordance with applicable local laws and entity-wide governance principles. The directors and management of the Corporation’s operating entities in emerging jurisdictions are generally comprised of a majority of senior management employees and where required by local laws, local residents, who are generally longstanding local management level employees, or local corporate counsel. In addition, certain members of the Corporation’s management have experience of conducting business in China, as detailed below, and in Singapore, where the Corporation has maintained operations since 2016. The Corporation maintains oversight over the operations in Singapore and China. Each jurisdiction will require greater internal controls and adherence to a regulatory framework that creates challenges in relation to decision-making, communication, and compliance. The Corporation has experienced management and retained legal advisors and consultants to help facilitate adherence to regulatory requirements in order to meet this challenge.

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Use of and Reliance on Experts

The Corporation has retained legal counsel in various international jurisdictions in which it operates regarding various corporate and regulatory legal issues, including the Corporation’s right to conduct business in Singapore and China, and has relied on advice from that counsel with respect to such matters. The Corporation has retained Bird & Bird LLP, an international law firm with offices in both Singapore and China, as well as Intertrust Consultants Limited, an international consulting firm specializing in compliance, business ethics, legal, administrative and regulatory duties for conducting the Corporation’s business in China.

The Corporation ensures that any such counsel or provider retained has their credentials vetted, referenced, with considerable diligence and adherence to local licenses, professional associations, and regulators.

Law, Language, Cultural and Business Practices

Singapore

The government of Singapore recognizes four official languages, being English, Malay, Mandarin and Tamil. The Corporation’s executive officers and all members of the Board are fluent in English and, in each case, English is their primarily language. In addition, the Corporation and POET Singapore operates in English and all board materials are prepared in English. The Corporation works with advisors, such as Bird & Bird LLP, capable of professionally conversing in English. See “Use of and Reliance on Experts”.

The financial records of the Corporation and POET Singapore existing under the laws of Singapore are maintained in English. The Corporation does not believe that any material language or cultural barriers exist.

Should a translation from a jurisdiction’s official language to English be required, the Corporation intends to engage a professional translator to execute the required translation. In particular, the Corporation can rely on translators, bilingual local lawyers and/or bilingual local auditors.

In addition, the Corporation has operated in Singapore since 2016 and has experienced management and board of directors that is sensitive to Singaporean business practices and customs. The Corporation engages with all subsidiaries and staff on a global basis as a team and interacts through cross company telecommunications to update and communicate corporate advancement, policies and practices with great frequency.

China

The government of China recognizes Mandarin as its official language. Some of the Corporation’s executive officers, including James Lee and Dr. Jinyu Mo, have proficiencies in Mandarin. The Corporation engages a professional translator to execute any required translation. In particular, the Corporation can rely on translators and Bird & Bird LLP, its bilingual local lawyers. As noted above, the Corporation has engaged multiple service providers in China to assist with compliance with laws and regulations. Service providers include an international law firm, Bird & Bird LLP, which has expertise in various facets of Chinese law, including corporate law, commercial law, employment law, intellectual property law, and IT, data and telecommunications law. The Corporation also retains Intertrust Consultants Limited, an international consulting firm specializing in compliance, business ethics, legal, administrative and regulatory duties for international companies conducting business in China. See “Use of and Reliance on Experts”.

In addition, the certain officers of the Corporation, including Vivek Rajgarhia, President and General Manager of POET, James Lee, Vice President and General Manager of POET Singapore, and Dr. Jinyu Mo, possess extensive experience in conducting business in China and familiar with the laws, requirements and local business culture and practices in China.

Corporate Governance in China

Under Chinese law, a corporation established in China is required to appoint a legal representative. The legal representative may be held personally accountable for actions carried out by the applicable Chinese company. The legal representative is exposed to personal risks for acts and omissions, either individually or by the company and its employees. Such risks include civil, administrative, or criminal liability. Vivek Rajgarhia, the President of the Corporation, is the legal representative of POSC. Xiaozhong, Zheng, the President of SPX, is the legal representative of SPX.

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The articles of POSC and SPX do not provide for any variation to the role, powers and responsibilities of the legal representative, other than those as typically provided under Chinese law. The legal representative represents the company and is responsible for performing duties and powers on behalf of the company in accordance with applicable Chinese laws and the company’s articles of association. Most company registration or change filing-related formalities require the wet signature of the legal representative, however the legal representative also is typically provided a personal seal which serves as a formal signature for some other authorities or bank formalities. The legal representative’s name will be recorded on the company’s business license, which is publicized online.

There are certain procedures to be followed to legally remove a legal representative, directors and officers of an entity under Chinese law.

(1)	Procedures to legally remove the legal representative

If the chairman of board or executive director of the company concurrently serves as the legal representative according to company’s articles of association (“AoA”), the shareholder of the company is entitled to re-appoint a new chairman of board or executive director to replace the prior legal representative by shareholder resolution. If the general manager concurrently serves as the legal representative according to company’s AoA, the board or executive director is entitled to re-appoint a new general manager to replace the prior legal representative by resolution. Upon appointment, the newly appointed person will automatically serve as the legal representative pursuant to the AoA. In addition, the company shall prepare application documents related to the change of legal representative and submit them to local company registration authority where the company is domiciled. Local company registration authorities will then issue a new business license, which contains the name of new legal representative.

(2)	Procedures to legally remove the directors and officers

The removal of a director of the entity is done by way of a shareholder resolution. While “officer” is not specifically defined under the PRC Company Law, “senior officer” under the PRC Company Law refers to any manager, deputy manager, financial principal, secretary to the board of directors of a listed company, or any other person specified in the AoA. The board or executive director of the company can remove managers by way of resolution and remove financial principals by way of resolution in accordance with the nomination of the general manager. For the removal of directors and general managers, the company shall prepare application documents related to such removal and submit such documents to local company registration authority where the company is domiciled. Local company registration authority will issue a filing receipt to provide such removal change filing is completed. No new business license will be issued relating to a change of directors and general managers of an entity. No filings are required for changes in officers other than the general manager.

There are requirements for a minimum number of directors and/or supervisors that must be complied with if directors/supervisors are removed but not replaced. Specifically, a board shall comprise at least three members. A Chinese company is not allowed to have two directors in its governance structure. If a board is not established, the company shall have only one executive director instead.

In addition, POSC and SPX have chops which are essential for conducting business in China, including entering into contracts, conducting banking activities and undertaking day-to-day business activities. POSC has a Company Chop, Legal Representative Chop, Financial Chop and Invoice Chop while SPX has a Company Chop, Legal Representative Chop and Financial Chop. The specified purposes of the chops is detailed below:

1.	Company Chop. The Company Chop is used by an authorized person at each of POSC and SPX and is required for the daily operations of the Chinese entity. It is required when any important document is signed and is also used to provide legal authority when opening a bank account. All letters, official documents, contracts, and introduction letters issued in the name of the company, certificates, or other company materials can use the official chop, which will legally bind the company. Pursuant to the policies of POSC, the Corporation’s subsidiary, the use of the company chop for transactions above $10,000 must be approved by the Corporation’s CEO, President and CFO,; however, under Chinese laws, the use of the Company Chop alone or the signature of the parties to the contract alone is sufficient to bind the Chinese entities.

2.	Legal Representative Chop. The Legal Representative Chop is evidence of the Legal Representative’s signature and may be used in place of a signature, or alongside the Legal Representative’s actual signature.

3.	Financial Chop. The Financial Chop is used for opening a bank account, issuing checks, authenticating financial documents, such as tax filings and compliance documents, and for most bank-related transactions by the financial controller / officer of POSC and SPX.

4.	Invoice Chop. The Invoice Chop is used to issue invoices in China known as Fapiao. The Invoice Chop was acquired in preparation for the time that the Corporation (and POSC) will begin issuing invoices to customers.

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Other than the POSC chops held by Intertrust, in order to maintain the physical security of the chops, each chop is stored separately in secured locations accessible only to a single authorized personnel, who are members of the entity’s senior management whose role and function is aligned with the purpose and use of the assigned chop. The Company Chop of POSC is used by Jinyu Mo, the general manager of POSC and stored in a locked safe at the offices of POSC located at Unit 02, 10th Floor, A4 Building, Kexing Science Park, No. 15. The Financial Chop, Legal Representatives Chop and Invoice Chop of POSC is in the possession of the Corporation’s and POSC’s local consultant, Intertrust and kept in a locked safe by Intertrust in its offices at Room 708, Guangzhou IFC, No. 5 Zhujiang West Road, Tianhe District, Guangzhou, China 510623. The use of the Legal Representative Chop by Intertrust on behalf of POSC strictly forbidden without the express written approval of the legal representative of POSC, Vivek Rajgarhia, President of the Corporation. The Company Chop, Financial Chop and Legal Representative Chop of SPX is used by Vivi Jieqiong Qui (Operations Manager of SPX), Arden Zhu (Finance Manager of SPX) and Xiaozhong Zheng (President of SPX), all kept under locked safes at the offices of SPX located at 6th Floor, No.799 Min ‘an Ave, Tong ‘an District, Xiamen City, Fujian Province, China.

Related Parties

The Corporation is subject to Canadian securities laws and accounting rules with respect to approval and disclosure of related party transactions and has policies in place which it follows to mitigate risk associated with potential related party transactions. The Corporation may transact with related parties from time to time, in which case such related party transaction may require disclosure in its consolidated financial statements and in accordance with relevant securities laws.

Risk Management and Disclosure

The Corporation has implemented a system of corporate governance, internal controls over financial and disclosure controls and procedures that apply to the Corporation and its subsidiaries, which are overseen by the board of directors and implemented by senior management of the Corporation. Executive management and the board of the Corporation prepare and review the financial reporting of its subsidiaries as part of preparing its consolidated financial reporting, and the Corporation’s independent auditors review the consolidated financial statements under the oversight of the Corporation’s audit committee. In addition, the management of each subsidiary entity review, on a monthly basis, the financial activities of local operations, which includes a review of variances and trend analysis against approved budget. These monthly reviews are also part of the discussions between the management of the subsidiary entity and the Corporation. As such, the Corporation’s board and management have insight into the monthly operations and finances and can provide effective oversight of subsidiary level financial reporting and operations.

In general, the board of each subsidiary entity is responsible for maintaining good corporate governance practices and risk controls. Board members and management of the Corporation regularly discuss business operations and risk management practices with directors and management of each subsidiary entity.

Internal Controls

The Corporation prepares its consolidated financial statements on a quarterly and annual basis, using IFRS. The Corporation implements internal controls over the preparation of its financial statements and other financial disclosures, including its MD&A, to provide reasonable assurance that its financial reporting is reliable. The quarterly and annual financial statements are being prepared in accordance with IFRS and other financial disclosures, including its MD&A, are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Corporation has access to material information about its subsidiaries.

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The Corporation’s operations and adherence to risk management in Singapore and China is regulated and actively monitored. The Corporation provides internal monitoring through management and ensures the supervisors and general managers in both Singapore and China work alongside the Corporation’s counsel and consultants to facilitate active regulatory and risk management monitoring. In addition to the above, the Corporation ensures that each subsidiary entity has sufficient and qualified employees which allows for the proper functioning of different processes and appropriate segregation of duties. Stringent approval processes are in place through approved delegation of authority.

Proper security measures are in-place to safe guard company assets, including the use of the chops of POSC and SPX. As detailed above, corporate seals and chops are maintained at the local entity level with appropriate security measures in place to safeguard such seals.

The minute books, corporate records and corporate seals of these entities are maintained locally. In addition, a copy of the corporate records for POSC is maintained at the offices of the Corporation’s local counsel, Bird & Bird LLP.

Disclosure Controls and Procedures

The Corporation has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Corporation. This policy provides for multiple points of contact in the review of important disclosure matters and integrates inputs from Vivek Rajgarhia and Jinyu Mo, as the main contact persons for disclosure matters in Singapore and China for the Corporation. Such disclosure and information are subsequently by the Corporation’s disclosure committee, comprising of senior management and overseen by the Corporation’s Audit Committee and Corporate Governance and Nominating Committee.

CEO and CFO Certifications

In order for the Corporation’s CEO and CFO to be in a position to attest to the matters addressed in the quarterly and annual certifications required by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Corporation has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting, in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents and statements relating to the Corporation and its subsidiaries containing material information, is prepared with input from the responsible officers and employees, and is available for review by the CEO and CFO in a timely manner.

RECENT DEVELOPMENTS

The following summaries set out certain of the Corporation’s key developments since December 31, 2020.

On January 6, 2021, the Corporation announced that it had entered into development and supply agreements with a technology leader in photonic neural network systems for artificial intelligence (AI), which represents an entry point into the new large and extremely high-growth chipset market for AI applications.

On January 19, 2021, the Corporation announced the opening of a subsidiary company and development center in Shenzhen, PRC and the appointment of Dr. Jinyu Mo as Senior Vice President of Asia.

On February 11, 2021, the Corporation announced that it had completed its previously announced private placement of 17,647,200 units of the Corporation (the “2021 Units”) at a price of CAD$0.85 per 2021 Unit for gross proceeds of approximately CAD$15 million, including the full exercise of the agents’ option (the “February 2021 Private Placement”). Each 2021 Unit issued pursuant to the February 2021 Private Placement consists of a Common Share and a Common Share purchase warrant of the Corporation (the “2021 Warrants”). Each 2021 Warrant entitles the holder thereof to purchase one additional Common Share at a price of CAD$1.15 per Common Share for a period of 24 months from February 11, 2021, subject to an acceleration at the option of the Corporation, if, on or following the date that is four months and one day after February 11, 2021 and prior to the expiry date of the 2021 Warrants, the daily volume weighted average trading price of the Common Shares on the TSXV exceeds CAD$2.30 for ten consecutive trading days. In connection with the February 2021 Private Placement, the Corporation paid a cash commission to the agents of CAD$900,007, being 6% of the aggregate proceeds of the February 2021 Private Placement, as well as issued 1,058,832 broker warrants (the “Broker Warrants”) equating to 6% of the number of 2021 Units sold. Each Broker Warrant entitles the holder thereof to purchase one Common Share at a price of CAD$0.85 per Common Share for a period of 24 months from February 11, 2021.

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On February 17, 2021, the Corporation provided an update on its financing activities:

●	Exercise of Options and Warrants: The Corporation had received approximately CAD$10 million from the exercise of options and warrants since October 1, 2020. As at the date of the press release, there were approximately 18 million warrants unexercised. If fully exercised, the remaining warrants would provide the Corporation with proceeds of approximately CAD$9.4 million and if remain unexercised, will expire on November 2, 2021.

●	Convertible Debenture Warrants: Since being issued in 2019, the Corporation’s debt pursuant to the Convertible Debentures (as defined herein) had been reduced by CAD$750,000 due to the conversion of Convertible Debentures and exercise of related 2019 Warrants (as defined herein). Assuming all of the remaining Convertible Debentures are converted and the related 2019 Warrants exercised, the remainder of the Corporation’s debt would be extinguished, and it would issue an additional 10.6 million 2019 Units (as defined herein). Upon exercise of the related 2019 Warrants, the Corporation would receive an additional CAD$5.3 million. See the section “Description of Share Capital” below for more details on the Convertible Debentures.

On February 22, 2021, the Corporation announced that the shareholders of the Corporation had approved the Consolidation at the special meeting held on February 19, 2021.

On February 23, 2021, the Corporation announced that it had extended the Optical Interposer into new applications and markets with a fully-integrated, multiplexed light-source for optical computing chipsets and sensing applications, named “LightBar-CTM”

On March 17, 2021, the Corporation announced significant progress on SPX, which includes the completion of the official registration for SPX to carry on business in China, appointment of the board of directors and key personnel, completion of 5,000 square feet of temporary facilities, ordering of key capital equipment for installation and qualification in April-May and receipt of approximately US$5 million from Sanan IC to cover initial operating and capital expenditures.

On April 6, 2021, the Corporation announced that it had granted a total of 4,831,250 options, which are exercisable for 10 years at a price of CAD$1.19, to directors, employees and consultants of the Corporation.

This section contains forward-looking statements and forward-looking information within the meaning of U.S. and Canadian securities laws. See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”.

Consolidated Capitalization

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capitalization of the Corporation since the date of the Corporation’s financial statements for its most recently completed financial period included in such Prospectus Supplement, including any material change that will result from the issuance of Securities pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

The Corporation may sell Securities to or through underwriters or dealers designated by the Corporation from time to time and may also sell Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

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Underwriters, dealers or agents with respect to the Securities sold to or through underwriters, dealers or agents will be named in the Prospectus Supplement relating to that particular offering of Securities. The Prospectus Supplement relating to a particular offering of Securities will also set forth the terms of the offering of the Securities including, to the extent applicable, any fees, discounts or other remuneration payable to the underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution), the proceeds that the Corporation will receive and any other material terms of the plan of distribution.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made directly on the TSXV or other markets or exchanges on which the Common Shares may trade. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the over-allocation position of any underwriter, broker, dealer or agent, acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

Any offering of Securities other than Common Shares will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Securities will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Securities other than Common Shares may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. A prospective investor should be aware that the purchase of Securities may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the applicable Prospectus Supplement. Prospective investors should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor. See “Risk Factors”.

Underwriters, dealers or agents who participate in the distribution of Securities under this Prospectus may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

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USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the net proceeds to be received by the Corporation from the issue and sale from time to time of the Securities will be added to the general funds of the Corporation to be used to for capital expansion, further product development, potential business or intellectual property acquisitions, working capital and general corporate purposes. The Corporation selected a size of Prospectus designed to provide capital raising flexibility within reasonable parameters for its expected growth and potential capital needs based on the Corporation’s product development stage and anticipated industry growth over the next 25 months. The Corporation anticipates that the optical transceiver industry will undergo significant growth, specifically the serviceable available market for its products in the optical transceiver segment is expected to grow at a CAGR of 8% over the next three years from US$1.9B to US$2.4B.1 In addition to expected organic growth, as the Corporation operates in an evolving disruptive technology space, it hopes to be well-situated to adapt to market conditions and respond quickly to potential strategic and mergers and acquisition opportunities if and as they arise. Overall, the Corporation expects to utilize the Prospectus and proceeds from the offering of Securities from time to time to support its growth within the dynamic technology space in order to ensure that it maintains a sufficient level of agility should it experience the explosive growth that is typical of the disruptive technology industry. The Corporation does not have any agreements or commitments for any specific acquisitions at this time.

While the Corporation intends to use the net proceeds as indicated above, there may be circumstances where a reallocation of funds may be deemed necessary or desirable. See “Risk Factors”.

The Corporation had negative cash flow for the twelve months ended December 31, 2020. If the Corporation continues to have negative cash flow in the future, net proceeds may need to be allocated to funding the negative cash flow in addition to the expenditures listed above.

As at April 30, 2021, the Corporation has US$21.9M in cash and US$20.3M in working capital. As detailed above, the Corporation reasonably expects that US$1.0M of its current liabilities will be settled through the conversion of a portion of the Corporation’s outstanding convertible debentures.

The Corporation has prepared an annual operating plan for the next 12 months (April 1, 2021 to March 31, 2022) which estimates operating and capital expenditures to be between US$12.5M and US$14.5M. The annual operating plan was presented to the Corporation’s auditors and its audit committee to satisfy the assumption that the Corporation would continue as a going concern between April 1, 2021 to March 31, 2022. The Corporation determined, and the auditors agreed, that the Corporation had sufficient cash to settle its current liabilities and pay its budgeted capital and operating expenditures over the next 12 months.

Based on the Corporation’s cash on hand as at April 30, 2021, the Corporation’s operating and capital expenditures estimated by the annual operating plan for the next 12 months represents approximately 57%-66% of the Corporation’s cash on hand and 61.5%-71.4% of the Corporation’s working capital. At an estimated yearly burn rate of US$12.5M–US$14.5M, the Corporation’s cash balance as of April 30, 2021 of US$21.9M is sufficient to fund the Corporation’s cash requirements for approximately 18-21 months without raising additional capital.

In addition to available cash on hand, the Corporation has reasonable expectations of additional cash proceeds of US$6.9M from the exercises of in-the-money warrants which are expiring on November 2, 2021.

The Corporation intends to engage in further product development on two main projects, which it is anticipating to take to production in the next 18 months.

1.	100/200G Optical Engine

An optical engine is a unique device that utilizes the novel POET Optical Interposer to integrate photonic, optic and electronic components at wafer level. The optical engine is the primary component of a transceiver used in data centers, currently at speeds of 100 or 200 Gigabits per second (G). The Corporation has designed and tested its optical engine and feels that it is ready to build prototypes which will be presented as samples to prospective customers by Q3 2021. The Corporation expects to transition prototypes into saleable products under scalable production conditions by Q4 2021.

2.	400G Optical Engine

The 400G optical engine is the next generation of the optical engine utilizing the POET Optical Interposer. The 400G optical engine will use some components that differ from the 100/200G optical engine. Development of the 400G optical engine is underway with prototypes expected in Q2 2022 and scalable production expected in Q3 2022.

1 ResearchAndMarkets.com, Global Optical Transceivers Market Trajectory Analytics Report, 2021

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The following table outlines the project milestones, expected completion dates and costs:

Project	Project Milestones	Expected Completion	Expected Expenditures
100G/200G Optical Engine	Prototypes	Q3 2021	US$	4,000,000
	Production	Q4 2021	US$	2,000,000
	Total (to production)		US$	6,000,000
400G Optical Engine	Prototypes	Q2 2022	US$	5,000,000
	Production	Q3 2022	US$	2,000,000
	Total (to production)		US$	7,000,000

The Corporation approximates that it requires US$13.0M for the next 18 months to take the above-noted projects to production, which is included in its annual operating plan and yearly burn estimates. Based on the above projections, the Corporation expects that it has sufficient cash on hand to meet the project milestones and take the projects to production stage.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Corporation consists of an unlimited number of Common Shares, without par value, of which there are 343,680,101 Common Shares issued and outstanding as of the date hereof, and one special voting share, of which there are nil special voting shares issued and outstanding as of the date hereof.

In 2019, the Corporation issued CAD$4,988,292 aggregate principal amount of convertible unsecured debentures of the Corporation (the “Convertible Debentures”), which were sold in multiple tranches on a brokered private placement basis through the Corporation’s financial advisor, IBK Capital. The Corporation closed five tranches of the private placement of the Convertible Debentures, with each tranche of Convertible Debentures maturing on the date that is 24 months following the issuance. The first tranche of Convertible Debentures matured on April 3, 2021; the second tranche matured on May 3, 2021; the third tranche matured on June 3, 2021; the fourth tranche matures on August 2, 2021; and the fifth and final tranche matures on September 19, 2021. Outstanding principal amounts of Convertible Debentures are convertible at the option of the holders thereof into units (“2019 Units”) at a conversion price of CAD$0.40 per 2019 Unit, subject to adjustment in certain circumstances. A total of CAD$4,731,000 principal amount of Convertible Debentures have been converted as of the date hereof into a total of 11,827,500 2019 Units. A total of CAD$257,292 principal amount of Convertible Debentures remains outstanding as of the date hereof, convertible into a total of 643,230 2019 Units. Each 2019 Unit consists of one Common Share and one Common Share purchase warrant (a “2019 Warrant”). Each 2019 Warrant entitles the holder thereof to purchase one Common Share of the Corporation at a price of CAD$0.50 per Common Share, subject to adjustment in certain circumstances, for a period of four years from the date of issuance of the Convertible Debenture, irrespective of the date the Convertible Debenture is converted into 2019 Units. Insiders of the Corporation subscribed to CAD$710,000 of the Convertible Debentures, all of which were converted as of the date hereof. Insiders have exercised 250,000 2019 Warrants. Other holders of 2019 Warrants have exercised 375,000 2019 Warrants. Additionally, holders of Convertible Debentures have the right prior to the applicable maturity date to cause the Corporation to repurchase the Convertible Debentures at face value, subject to certain restrictions. This Prospectus does not qualify the distribution of the Common Shares issuable upon the conversion of the Convertible Debentures nor the exercise of the 2019 Warrants in any of the provinces or territories of Canada.

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On November 2, 2016, the Corporation completed a public offering of 34,800,000 units of the Corporation (the “2016 Units”) with each 2016 Unit comprised of one Common Share and one Common Share purchase warrant (the “2016 Warrants”), at a price of CAD$0.36 per 2016 Unit, for aggregate gross proceeds of CAD$12,528,000. Of the 34,800,000 2016 Warrants issued pursuant thereto, a total of 14,098,457 2016 Warrants remain outstanding as of the date hereof. Each outstanding 2016 Warrant is exercisable by the holder thereof to acquire one Common Share at a price of CAD$0.52 per Common Share, subject to adjustment in certain circumstances, until November 2, 2021. The issuance of the 2016 Warrants was registered in the United States pursuant to the Corporation’s Registration Statement on Form F-10 (File No. 333-213422) and covered by the prospectus supplement dated October 28, 2016 filed as part thereof. The Registration Statement (as defined below) registers, and this Prospectus as filed as part of the Registration Statement covers, the issuance of the Common Shares upon exercise of the 2016 Warrants under the United States Securities Act of 1933, as amended, in accordance with the multi-jurisdictional disclosure system adopted by the SEC. This Prospectus does not qualify the distribution of the Common Shares issuable upon exercise of the 2016 Warrants in any of the provinces or territories of Canada. Further information regarding the 2016 Warrants can be found in the prospectus supplement of the Corporation dated October 28, 2016 which is available electronically in Canada through SEDAR at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

On February 11, 2021, the Corporation completed the February 2021 Private Placement of 17,647,200 2021 Units, comprised of one Common Share and one 2021 Warrant. In connection with the February 2021 Private Placement, the Corporation also issued 1,058,832 Broker Warrants to the agents. See “Recent Developments” for more details on the February 2021 Private Placement, 2021 Warrants and Broker Warrants.

As a result of the foregoing issuances, the Corporation has issued and outstanding 44,006,989 Warrants (consisting of 14,098,457 2016 Warrants, 11,202,500 2019 Warrants, 17,647,200 2021 Warrants and 1,058,832 Broker Warrants) to purchase Common Shares at a weighted average exercise price of CAD$0.78 per Common Share.

In addition, the Corporation has issued and outstanding 48,146,430 options to acquire Common Shares at a weighted average exercise price of CAD$0.50 per Common Share and a weighted average remaining contractual life of 7.79 years, of which 26,300,381 options to acquire Common Shares with a weighted average exercise price of CAD$0.41 per Common Share have vested as of the date hereof.

Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as may be declared by the board of directors of the Corporation (the “Board of Directors”) and to receive the residual property and assets of the Corporation upon dissolution or winding-up. The Common Shares are not subject to any future call of assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation’s policy is to retain its earnings, if any, for the financing of future growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Board of Directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

EARNINGS COVERAGE RATIO

This Prospectus, together with an applicable Prospectus Supplement, qualifies the issuance of Debt Securities. The Corporation has no long-term debt as of the date hereof and had no long-term debt as of December 31, 2020. Though the Corporation has no long-term debt to service, the Corporation also has limited financial resources and negative cash flow. As a result of the foregoing, the earnings coverage ratios for the year ended December 31, 2020 are less than one-to-one. Earnings coverage is calculated by dividing an entity’s profit or loss by its borrowing costs and dividend obligations.

The ability of the Corporation to satisfy any payment obligations under Debt Securities that may be issued pursuant to a Prospectus Supplement, other than the conversion or payment of interest in Common Shares, as the case may be, will be dependent on its ability to generate cash flows or its ability to raise additional financing. See “Risk Factors – Risks Related to the Securities – Credit Risk”. The applicable Prospectus Supplement will provide, as required by applicable Canadian securities laws, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

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DESCRIPTION OF DEBT SECURITIES

The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities in respect of which a Prospectus Supplement will be filed. The particular terms and provisions of the Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

Debt Securities may be offered separately or in combination with one or more other Securities. The Corporation may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

Debt securities will be issued under one or more indentures (each, a “Debt Indenture”), in each case between the Corporation and an appropriately qualified entity authorized to carry on business as a trustee. The description below is not exhaustive and is subject to, and qualified in its entirety by reference to, the detailed provisions of the applicable Debt Indenture. Accordingly, reference should also be made to the applicable Debt Indenture, a copy of which will be filed by the Corporation with applicable provincial securities commissions or similar regulatory authorities in Canada after it has been entered into and before the issue of any Debt Securities thereunder and a copy of the form of which will be filed with the SEC as an exhibit to the Registration Statement, and will be available electronically on SEDAR under the Corporation’s profile which can be accessed at www.sedar.com.

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to supplement in a Prospectus Supplement and the detailed provisions of any Debt Indenture.

General

The Debt Securities may be issued from time to time in one or more series. The Corporation may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

●	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

●	any limit upon the aggregate principal amount of such Debt Securities;

●	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

●	the issue price (at par, at a discount or at a premium) of such Debt Securities;

●	the date or dates on which such Debt Securities will be issued and delivered;

●	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

●	the rate or rates per annum (either fixed or floating, respectively) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

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●	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

●	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation;

●	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

●	any repayment or sinking fund provisions;

●	any events of default applicable to such Debt Securities;

●	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any exchange or conversion terms and any provisions for the adjustment thereof;

●	if applicable, the ability of the Corporation to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Corporation or of any other entity, and any restriction(s) on the persons to whom such securities may be issued; and

●	any other specific terms or covenants applicable to such Debt Securities.

The Corporation reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Unless otherwise specified in a Prospectus Supplement, the Debt Securities will be direct unsecured obligations of the Corporation and will rank pari passu (except as to sinking funds) with all other unsubordinated and unsecured indebtedness of the Corporation, including other debt securities issued under the Debt Indenture.

DESCRIPTION OF CONVERTIBLE SECURITIES

This description sets forth certain general terms and provisions that could apply to any Convertible Securities that the Corporation may issue pursuant to this Prospectus. The Corporation will provide particular terms and provisions of a series of Convertible Securities, and a description of how the general terms and provisions described below may apply to that series, in a Prospectus Supplement.

The Convertible Securities will be convertible or exchangeable into Common Shares and/or other Securities. The Convertible Securities convertible or exchangeable into Common Shares and/or other Securities may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the agreement, indenture or other instrument to which such Convertible Securities will be created and issued. The following sets forth the general terms and provisions of such Convertible Securities under this Prospectus.

The particular terms of each issue of such Convertible Securities will be described in the related Prospectus Supplement. This description will include, where applicable: (i) the number of such Convertible Securities offered; (ii) the price at which such Convertible Securities will be offered; (iii) the procedures for the conversion or exchange of such Convertible Securities into or for Common Shares and/or other Securities; (iv) the number of Common Shares and/or other Securities that may be issued upon the conversion or exchange of such Convertible Securities; (v) the period or periods during which any conversion or exchange may or must occur; (vi) the designation and terms of any other Convertible Securities with which such Convertible Securities will be offered, if any; (vii) the gross proceeds from the sale of such Convertible Securities; and (viii) any other material terms and conditions of such Convertible Securities.

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DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Corporation may issue Subscription Receipts, independently or together with other securities. Subscription Receipts will be issued under one or more subscription receipt agreements.

A Subscription Receipt is a security of the Corporation that will entitle the holder to receive one or more Common Share or a combination of Common Shares and Warrants, upon the completion of a transaction, typically an acquisition by the Corporation of the assets or securities of another entity. After the offering of Subscription Receipts, the subscription proceeds for the Subscription Receipts are held in escrow by the designated escrow agent, pending the completion of the transaction. Holders of Subscription Receipts will not have any rights of shareholders of the Corporation. Holders of Subscription Receipts are only entitled to receive Common Shares or Warrants or a combination thereof upon the surrender of their Subscription Receipts to the escrow agent or to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

Selected provisions of the Subscription Receipts and the subscription receipt agreements are summarized below. This summary is not complete. The statements made in this Prospectus relating to any subscription receipt agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable subscription receipt agreement.

The Prospectus Supplement will set forth the following terms relating to the Subscription Receipts being offered:

●	the designation of the Subscription Receipts;

●	the aggregate number of Subscription Receipts offered and the offering price;

●	the terms, conditions and procedures for which the holders of Subscription Receipts will become entitled to receive Common Shares or Warrants or a combination thereof;

●	the number of Common Shares or Warrants or a combination thereof that may be obtained upon the conversion of each Subscription Receipt and the period or periods during which any conversion must occur;

●	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

●	the gross proceeds from the sale of such Subscription Receipts, including (if applicable) the terms applicable to the gross proceeds from the sale of such Subscription Receipts, plus any interest earned thereon;

●	the material income tax consequences of owning, holding and disposing of such Subscription Receipts;

●	whether such Subscription Receipts will be listed on any securities exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

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DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent is expected to act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this short form base shelf prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed with applicable provincial securities commissions or similar regulatory authorities in Canada after it has been entered into and before the issue of any Warrants thereunder, and will be available electronically on SEDAR under our profile which can be accessed at www.sedar.com.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of the Equity Warrants;

●	the price at which the Equity Warrants will be offered;

●	the currency or currencies in which the Equity Warrants will be offered;

●	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

●	the class and/or number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

●	the terms of any provisions allowing for adjustment in (i) the class and/or number of Common Shares or other securities or property that may be purchased, or (ii) the exercise price per Common Share;

●	whether the Corporation will issue fractional shares;

●	the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

●	the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

●	whether the Equity Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

●	whether the Corporation has applied to list the Equity Warrants and/or the related Common Shares on a stock exchange; and

●	any other material terms or conditions of the Equity Warrants.

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Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of Debt Warrants;

●	the price at which the Debt Warrants will be offered;

●	the currency or currencies in which the Debt Warrants will be offered;

●	the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each security;

●	the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

●	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

●	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

●	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

●	whether the Debt Warrants will be subject to redemption, and, if so, the terms of such redemption provisions; and

●	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF UNITS

The Corporation may issue Units comprised of one or more of the other Securities described herein in any combination. The Prospectus Supplement relating to the particular Units offered thereby will describe the terms of such Units and, as applicable, the terms of such other Securities.

Each Unit is expected to be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit is expected to have the rights and obligations of a holder of each included Security. The Unit agreement under which a Unit is issued, as the case may be, may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable Prospectus Supplement may describe:

●	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

●	any other material terms and conditions of the Units.

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The preceding description and any description of Units in an applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

PRIOR SALES

During the twelve-month period prior to the date of this Prospectus, the Corporation issued the following Common Shares (all prices in CAD$):

Date	CAD$ per Common Share	Number of Common Shares	Date	CAD$ per Common Share	Number of Common Shares
4/30/2020	0.31	942,448	2/19/2021	0.52	340,000
5/4/2020	0.27	32,813	2/19/2021	0.52	100,000
5/12/2020	0.23	150,000	2/22/2021	0.40	500,000
5/12/2020	0.28	40,000	2/22/2021	0.38	100,000
5/21/2020	0.28	40,000	2/22/2021	0.28	25,000
5/27/2020	0.28	41,250	2/24/2021	0.52	160,000
5/27/2020	0.28	40,000	2/24/2021	0.52	100,000
6/2/2020	0.28	120,000	2/24/2021	0.52	100,000
6/8/2020	0.52	30,000	2/25/2021	0.52	70,000
6/8/2020	0.35	12,500	2/26/2021	0.52	100,000
6/8/2020	0.33	100,000	2/26/2021	0.28	25,000
6/8/2020	0.33	143,333	3/1/2021	0.38	87,500
6/19/2020	0.33	100,000	3/1/2021	0.76	25,000
6/26/2020	0.33	50,000	3/1/2021	0.52	240,000
7/1/2020	0.40	50,000	3/5/2021	0.52	100,000
7/1/2020	0.40	50,000	3/9/2021	0.40	375,000
7/2/2020	0.33	50,000	3/9/2021	0.40	1,000,000
7/2/2020	0.28	30,000	3/9/2021	0.39	250,000
7/2/2020	0.28	7,813	3/10/2021	0.28	25,000
7/2/2020	0.38	31,250	3/11/2021	0.40	50,000
7/3/2020	0.52	50,000	3/11/2021	0.53	73,283
7/6/2020	0.52	150,000	3/12/2021	0.40	250,000
7/10/2020	0.28	109,375	3/12/2021	0.52	28,000
7/10/2020	0.34	65,625	3/15/2021	0.40	125,000
7/10/2020	0.52	78,125	3/15/2021	0.40	50,000
8/11/2020	0.28	7,812	3/15/2021	0.26	25,000
8/17/2020	0.39	62,500	3/15/2021	0.26	50,000
9/23/2020	0.39	18,750	3/16/2021	0.40	250,000
9/23/2020	0.36	17,188	3/16/2021	0.40	225,000
10/7/2020	0.28	8,000	3/16/2021	0.40	62,500

25

Date	CAD$ per Common Share	Number of Common Shares	Date	CAD$ per Common Share	Number of Common Shares
10/7/2020	0.28	192,000	3/16/2021	0.40	62,500
10/23/2020	0.46	85,938	3/16/2021	0.40	37,500
10/23/2020	0.33	14,563	3/16/2021	0.40	147,500
10/23/2020	0.33	24,500	3/16/2021	0.40	25,000
10/31/2020	0.36	25,000	3/17/2021	0.26	25,000
10/31/2020	0.40	150,000	3/18/2021	0.25	25,000
11/9/2020	0.28	81,250	3/22/2021	0.38	10,000
11/9/2020	0.52	93,750	3/22/2021	0.52	20,000
11/9/2020	0.39	37,500	3/23/2021	0.50	250,000
11/9/2020	0.36	153,500	3/24/2021	0.52	28,000
11/9/2020	0.36	190,250	3/24/2021	0.33	93,750
11/9/2020	0.28	140,625	3/24/2021	0.52	20,000
12/3/2020	0.23	35,000	3/25/2021	0.40	500,000
12/21/2020	0.23	12,000	3/26/2021	0.40	250,000
12/21/2020	0.34	30,000	3/29/2021	0.40	75,000
12/21/2020	0.34	25,000	3/29/2021	0.40	175,000
12/24/2020	0.34	26,250	3/29/2021	0.40	250,000
12/30/2020	0.38	20,000	3/29/2021	0.40	250,000
12/31/2020	0.52	514,000	3/31/2021	0.40	312,500
12/31/2020	0.56	30,268	3/31/2021	0.40	150,000
1/5/2021	0.52	750,000	3/31/2021	0.40	62,500
1/6/2021	0.52	750,000	3/31/2021	0.40	312,500
1/6/2021	0.51	50,000	3/31/2021	0.40	62,500
1/7/2021	0.53	146,568	3/31/2021	0.40	150,000
1/7/2021	0.33	22,822	4/1/2021	0.40	250,000
1/7/2021	0.38	360,534	4/1/2021	0.40	250,000
1/7/2021	0.33	399,000	4/1/2021	0.40	175,000
1/7/2021	0.22	468,750	4/1/2021	0.40	175,000
1/11/2021	0.52	1,000,000	4/1/2021	0.40	250,000
1/12/2021	0.52	750,000	4/1/2021	0.40	250,000
1/12/2021	0.51	35,000	4/1/2021	0.40	175,000
1/12/2021	0.52	869,500	4/1/2021	0.40	175,000
1/13/2021	0.52	50,000	4/5/2021	0.52	25,000
1/14/2021	0.39	2,812,500	4/5/2021	0.52	20,000
1/14/2021	0.52	653,125	4/6/2021	0.26	15,000
1/14/2021	0.38	337,500	4/9/2021	0.50	75,000
1/14/2021	0.53	131,911	4/13/2021	0.26	15,000
1/20/2021	0.52	56,000	4/14/2021	0.40	500,000
1/25/2021	0.52	78,000	4/14/2021	0.40	500,000

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Date	CAD$ per Common Share	Number of Common Shares	Date	CAD$ per Common Share	Number of Common Shares
1/26/2021	0.40	125,000	4/15/2021	0.40	625,000
1/26/2021	0.52	300,000	4/15/2021	0.40	625,000
1/26/2021	0.23	3,000	4/20/2021	0.40	62,500
1/26/2021	0.51	15,000	4/20/2021	0.40	62,500
1/27/2021	0.52	250,000	4/21/2021	0.26	15,000
1/27/2021	0.28	75,000	4/22/2021	0.26	15,000
1/27/2021	0.52	78,000	4/26/2021	0.26	15,000
1/27/2021	0.52	37,170	4/28/2021	0.52	78,889
1/27/2021	0.52	262,830	4/28/2021	1.01	16,782
1/27/2021	0.52	100,000	4/28/2021	0.40	50,000
1/27/2021	0.38	15,000	4/28/2021	0.40	50,000
1/27/2021	0.52	12,390	4/30/2021	0.50	50,000
1/29/2021	0.40	90,000	5/4/2021	0.52	60,000
1/29/2021	0.40	425,000	5/6/2021	0.40	250,000
1/29/2021	0.52	87,610	5/7/2021	0.40	250,000
1/29/2021	0.52	12,390	5/13/2021	0.52	60,000
1/29/2021	0.28	5,625	5/18/2021	0.40	200,000
1/29/2021	0.38	5,625	5/18/2021	0.40	32,500
1/29/2021	0.52	87,610	5/18/2021	0.40	212,500
2/1/2021	0.52	277,000	5/18/2021	0.40	135,000
2/1/2021	0.52	50,000	5/19/2021	0.52	60,000
2/1/2021	0.52	24,780	5/21/2021	0.40	250,000
2/1/2021	0.52	175,220	5/26/2021	0.52	60,000
2/2/2021	0.52	250,000	5/26/2021	0.28	20,000
2/2/2021	0.52	30,884	5/26/2021	0.26	15,000
2/3/2021	0.52	500,000	5/27/2021	0.86	150,000
2/3/2021	0.28	50,000	5/27/2021	0.39	187,500
2/3/2021	0.76	25,000	5/27/2021	0.52	59,375
2/4/2021	0.52	4,472,000	5/27/2021	0.38	56,250
2/4/2021	0.52	40,000	5/27/2021	0.53	65,955
2/4/2021	0.52	1,200,000	5/28/2021	0.40	50,000
2/5/2021	0.50	125,000	6/1/2021	0.33	37,500
2/5/2021	0.52	25,000	6/2/2021	0.52	90,000
2/5/2021	0.52	40,000	6/4/2021	0.26	15,000
2/5/2021	0.36	8,250	6/4/2021	0.30	15,000
2/5/2021	0.52	87,610	6/4/2021	0.30	15,000
2/5/2021	0.52	12,390	6/4/2021	0.30	15,000
2/5/2021	0.52	250,000	6/4/2021	0.30	15,000

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Date	CAD$ per Common Share	Number of Common Shares	Date	CAD$ per Common Share	Number of Common Shares
2/8/2021	0.52	20,000	6/7/2021	0.50	125,000
2/8/2021	0.52	25,000	6/7/2021	0.52	10,570
2/9/2021	0.52	57,000	6/7/2021	0.38	56,250
2/11/2021	0.40	250,000	6/7/2021	0.28	35,000
2/11/2021	0.40	30,000	6/7/2021	0.28	25,000
2/11/2021	0.40	95,000	6/7/2021	0.28	40,000
2/11/2021	0.85	17,647,200	6/7/2021	0.28	50,000
2/11/2021	0.52	370,000	6/7/2021	0.28	50,000
2/12/2021	0.40	500,000	6/9/2021	0.52	1,389,000
2/12/2021	0.40	125,000	6/11/2021	0.53	73,284
2/12/2021	0.28	262,500	6/11/2021	0.40	500,000
2/16/2021	0.39	250,000	6/11/2021	0.53	65,955
2/16/2021	0.52	100,000	6/14/2021	0.52	277,700
2/17/2021	0.39	150,000	6/21/2021	0.43	12,500
2/19/2021	0.33	70,000	6/22/2021	0.52	249,000
			6/28/2021	0.52	32,200

MARKET FOR SECURITIES

The Common Shares are listed on the TSXV under the symbol “PTK”. The following table sets forth information relating to the trading and quotation of the Common Shares on the TSXV (in CAD$) for the 12 months preceding the date of this Prospectus.

Period	High (CAD$)	Low (CAD$)	Volume
June 2020	$0.710	$0.490	7,757,883
July 2020	$0.620	$0.530	4,058,534
August 2020	$0.580	$0.480	5,116,450
September 2020	$0.580	$0.490	4,534,959
October 2020	$0.640	$0.510	3,992,732
November 2020	$0.560	$0.460	5,600,995
December 2020	$0.870	$0.460	12,321,511
January 2021	$1.11	$0.71	18,972,182
February 2021	$1.49	$1.03	20,426,648
March 2021	$1.39	$0.97	11,664,161
April 2021	$1.22	$0.84	6,740,199
May 2021	$1.08	$0.86	3,461,508
June 1 – 29, 2021	$1.35	$0.98	6,889,608

On February 19, 2021, the shareholders of the Corporation approved the Consolidation at a special meeting of shareholders. As of the date of this Prospectus, the ratio for the Consolidation has not been determined and the Consolidation has not been implemented. There is no certainty that the Consolidation will be implemented by the Corporation.

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RISK FACTORS

An investment in the Securities offered hereby involves a high degree of risk and should be regarded as speculative due to the nature of the business. POET has incurred losses since inception and expects to incur further losses in the foreseeable future.

In addition to the other information contained in this Prospectus, investors should carefully consider various risk factors set out in the documents incorporated by reference herein, including the disclosure in the section entitled “Risk Factors” in the AIF. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Any one or more of such risk factors could materially affect the Corporation’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation. Some of the factors described herein, in the documents incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. Additional risks and uncertainties of which the Corporation currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Corporation’s business, financial condition and results of operation. The Corporation cannot can provide no assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described herein, in the AIF, in the other documents incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Prospective investors should carefully consider the risks described herein, in a document incorporated by reference herein or in the applicable Prospectus Supplement and consult with their professional advisors to assess any investment in the Corporation.

Risks Related to the Offering

Loss of Entire Investment

An investment in the Securities of the Corporation is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

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Allocation of proceeds

POET has discretion in the use of the net proceeds from the offering of Securities. The Corporation currently intends to allocate the net proceeds expected to be received from the offering of Securities as described under “Use of Proceeds” of this Prospectus or any Prospectus Supplement. However, the Corporation’s management will have discretion in the actual application of the net proceeds, and POET may elect to allocate proceeds differently from that described in “Use of Proceeds” if POET believes it would be in POET’s best interests to do so. The failure by the Corporation’s management to apply these funds effectively could have a material adverse effect on its business.

Negative cash flows from operations

The Corporation currently generates negative cash flows from operations, due to the expenses incurred developing its technologies and developing manufacturing infrastructure. Further, POET has not yet commercialized its Optical Interposer platform.

Risks Related To Common Shares

Listing of the Common Shares

The listing of the Common Shares on the TSXV and the quotation for trading on OTCQX is conditional upon its ability to maintain the applicable minimum requirements for listing and quotation, as applicable, of the TSXV and OTCQX. There can be no assurance that there will be sufficient liquidity of the Common Shares or that the Corporation will continue to meet the listing and quotation requirements of the TSXV and OTCQX, respectively, or achieve listing on any other public securities exchange.

The TSXV may also consider the delisting of the Common Shares if, in its opinion, it appears the Corporation is in serious financial difficulty, if there is significant doubt regarding its ability to continue as a going concern or the Corporation otherwise fails to meet the continued listing requirements thereof. In such circumstances, the TSXV may place POET under a delisting review that could lead to the delisting of its Common Shares from the TSXV.

If the Common Shares are delisted from the TSXV, they may be eligible for listing on a substitute exchange, such as the Canadian Securities Exchange, however in the event that POET is not able to maintain a listing for the Common Shares on the TSXV or a substitute exchange, it may be extremely difficult or impossible for shareholders to sell their Common Shares in Canada. Moreover, if POET is delisted from the TSXV, but obtains a substitute listing for the Common Shares, the Common Shares may have less liquidity and more price volatility than experienced on the TSXV. Shareholders may not be able to sell their Common Shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market. As a result of these factors, if the Common Shares are delisted from the TSXV, the price of the Common Shares may decline and the Corporation’s ability to obtain financing in the future could be materially impaired.

Trading price fluctuations

The trading price of the Common Shares has been and may continue to fluctuate significantly and shareholders may have difficulty reselling their Common Shares.

During the last 12 months, the Common Shares have traded as low as CAD$0.46 and as high as CAD$1.49 on the TSXV. The Common Shares are also quoted on the OTCQX, a U.S. based over-the-counter trading facility. In addition to volatility associated with over-the-counter securities in general, the value of your investment could decline due to the impact of any of the following or other factors upon the market price of the Common Shares:

●	changes in the demand for semiconductors;

●	announcements of new products, partnerships or technological collaborations and announcements of the results of further actions in respect of any products, partnerships or collaborations, including termination of same;

●	innovations by the Corporation or competitors;

●	development in patent or other proprietary rights;

●	disappointing results from the Corporation’s marketing and sales efforts;

●	the results of technology and product development testing by the Corporation, its partners or its competitors;

●	failure to meet the Corporation’s revenue or profit goals or operating budget;

●	decline in demand for the Common Shares;

●	number of shares available for trading (float);

●	acquisitions and dispositions completed by the Corporation;

●	downward revisions in securities analysts’ estimates or changes in general market conditions;

●	lack of funding generated for operations;

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●	short selling, manipulation of the Common Shares and prohibited trades;

●	rumours and collusion;

●	litigation;

●	investor perception of the Corporation’s industry or its business prospects;

●	government regulations; and

●	general economic trends.

In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of the Common Shares.

Further, shareholders may experience dilution of their shareholdings due to the exercise of outstanding Warrants or Convertible Securities that may be issued.

Dilution of existing shareholders

The constating documents of the Corporation authorize the issuance of an unlimited number of Common Shares. The Board of Directors has the authority to issue additional Common Shares to provide additional financing in the future and the issuance of any such Common Shares may result in a reduction of the book value (on a per share basis) or market price of the outstanding Common Shares. If POET does issue any such additional Common Shares, such issuance may also cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuances could result in a change of control.

Capital-raising constraints

A decline in the price of the Common Shares could result in a reduction in the liquidity of the Common Shares and a reduction in the Corporation’s ability to raise additional capital for its operations. Because POET’s operations to date have been principally financed through the sale of equity securities, a decline in the price of the Common Shares could have an adverse effect upon the liquidity of the Common Shares and POET’s continued operations. A reduction in POET’s ability to raise equity capital in the future would have a material adverse effect upon the Corporation’s business plan and operations, including its ability to continue its current operations. If the price for the Common Shares declines, the Corporation may not be able to raise additional capital or generate funds from operations sufficient to meet its obligations.

No payment of dividends

The Corporation has never declared nor paid any dividends on the Common Shares. The Corporation intends, for the foreseeable future, to retain future earnings, if any, to finance development activities. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, development and growth, and other factors that the Board of Directors may consider appropriate in the circumstances.

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Risks Related to the Securities

Unlisted Securities

The Securities (other than the Common Shares) may not be listed and there may not be an established trading market for those Securities. Investors may be unable to sell the Securities at the prices desired or at all. There is no existing trading market for the Debt Securities, Convertible Securities, Subscription Receipts, Warrants or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that an investor will be able to sell any of those Securities at a particular time (if at all). The Corporation may not list the Debt Securities, Convertible Securities, Subscription Receipts, Warrants or Units on any Canadian or other securities exchange, and the Common Shares may be delisted or suspended. The liquidity of the trading market in those Securities, and the market price quoted for those securities, may be adversely affected by, among other things:

●	changes in the overall market for those Securities;

●	changes in the Corporation’s financial performance or prospects;

●	changes or perceived changes in the Corporation’s creditworthiness;

●	the prospects for companies in the industry generally;

●	the number of holders of those Securities;

●	the interest of securities dealers in making a market for those Securities; and

●	prevailing interest rates.

Unsecured Debt Securities

The Debt Securities may be unsecured debt of the Corporation and, if so, will rank equally in right of payment with all other existing and future unsecured debt of the Corporation. In such cases, the Debt Securities will be effectively subordinated to all existing and future secured debt of the Corporation to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including if applicable, the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

Subordination to subsidiary indebtedness

The Corporation conducts its operations through subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will be effectively subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

Credit Risk

The likelihood that purchasers of Debt Securities will receive payments owing to them under the terms of the Debt Securities will depend on the financial health of the Corporation and its creditworthiness. The Corporation has limited financial resources and negative flow from its operations. The ability of the Corporation to satisfy its payment obligations under the Debt Securities, other than the conversion or payment of interest in Common Shares, as the case may be, will be dependent on its ability to generate cash flows or its ability to raise additional financing.

Tax Risk

Prospective investors should be aware that the purchase of Securities may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the applicable Prospectus Supplement. Prospective investors should read the tax discussion, if any, in the applicable Prospectus Supplement and consult with an independent tax advisor.

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Inability to enforce actions

The Corporation is incorporated under the laws of the Province of Ontario. Some of the directors and officers of the Corporation, reside principally in Canada. Because all or a substantial portion of the assets of the Corporation and the assets of these persons are located outside of the United States, it may not be possible for investors to effect service of process within the United States upon the Corporation or those persons. Furthermore, it may not be possible to enforce in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against the Corporation and certain of the directors and officers.

Additional Risks Related to the Business

Risks related to strategic and joint venture partners.

The Corporation has with Sanan IC, and may in the future have, partnerships or joint ventures with domestic and international companies through which research, development and operating activities for particular technology, product lines and businesses are conducted. The benefits from such partnerships and joint ventures include the ability to source and secure access to technology, intellectual property, capital and a strategic or joint venture partner’s market knowledge, relationships and the mitigation of some of the development, technological or financial risk inherent in the Corporation’s business. A deterioration in such relationships, disagreements with existing partners or a failure to identify suitable partners may have an adverse impact on the Corporation’s existing operations or affect its ability to grow its business.

COVID-19 Public Health Crisis

The Corporation’s business, operations and financial condition, and the market price of the Common Shares, could be materially and adversely affected by the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in a number of countries including Canada, the United States and China. The outbreak has caused companies and various international jurisdictions to impose travel, gathering and other public health restrictions. While these effects are expected to be temporary, the duration of the various disruptions to businesses locally and internationally and the related financial impact cannot be reasonably estimated at this time. Similarly, the Corporation cannot estimate the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. Depending on the duration and severity of the current COVID-19 pandemic, it may also have the effect of heightening many of the other risks described herein and in any other disclosure documents of the Corporation including, but not limited to, those risks relating to the successful completion of projects, risks relating to the ability of others including the Corporation’s partners to meet their obligations with the Corporation and the ability to raise additional capital to meet financial obligations and support business growth. The risks to the Corporation of such public health crises also include risks to employee health and safety, a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak, increased labor costs, regulatory changes, political or economic instabilities or civil unrest. Significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Corporation’s operations and ability to finance its operations.

While COVID-19 has negatively affected the Corporation, its impact was limited and economically manageable. The Corporation’s offices, in various geographical locations, remain open to enable critical on-site business functions, all in accordance with local government guidelines. Due to the stage of the Corporation’s development, COVID-19 has not resulted in any loss of revenue for the Corporation. In Singapore and the U.S., the Corporation has taken advantage of available COVID-19 government relief program. The Corporation’s Canadian operations were unaffected by COVID-19 as its activities are primarily administrative. The Corporation’s main priority remains the health and safety of its employees. The Corporation continues to monitor and take safety measures to protect its employees and support those employees who work from home so that they can be productive. The Corporation has followed the local guidelines in each country that provides for limited personnel in office visits, working remotely and daily cleaning procedures for office and laboratory spaces.

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As widely reported in the media, COVID-19 has resulted in the shortage of semiconductor chips in the market, as due to the inability of foundries and suppliers to keep pace with demand. The Corporation is reliant on many of these foundries / suppliers for products and services. The lack of supply in the industry has resulted in a delay of approximately three to six months in the Corporation’s product development cycle. Such delay has been taken into account and reflected in the annual operating plan and project milestones. See “Use of Proceeds” for details of the Corporation’s anticipated project milestones, timelines and expected expenditures for product development. While the delay has pushed out the Corporation’s timeline for its products to reach the market, it has not resulted in a material financial loss to the Corporation. The Corporation does not anticipate that the impact of COVID-19 and supply constraints as outlined above will adversely impact the ability to meet any of the project milestones outlined under “Use of Proceeds” herein, as the Corporation has factored in reasonable expectations of supply shortages within the period covered by the operating plan. Management will continue to monitor the impacts of COVID-19 on operations and report such impacts to shareholders.

Even after the COVID-19 pandemic is over, the Corporation may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. The extent to which COVID-19 will or may impact the Corporation remains uncertain and these factors are beyond the Corporation’s control.

Exchange Rate Fluctuations

Exchange rate fluctuations may adversely affect the Corporation’s financial position and results of operations. The functional currency of each of the POET entities is the local currency where the entity is domiciled. Functional currencies include the RMB, United States dollar, Singaporean dollar, and Canadian dollar. Most transactions within the entities are conducted in functional currencies and as such, none of the entities engage in hedging activities. The Corporation currently does not have in place a policy for managing or controlling foreign currency risks. Even if such a policy exists, there is no assurance that such policy would eliminate this risk.

The Corporation’s financial statements will be expressed in United States dollars, while a portion of revenue and transactions will be denominated in Canadian dollars, Singaporean dollars, RMB, or other currencies.

Difficulty in Enforcement of Judgments

The Corporation has subsidiaries incorporated in the U.S., Singapore and China. Certain directors and officers reside outside of Canada and substantially all of the assets of these persons are located outside of Canada. It may not be possible for shareholders to effect service of process against the Corporation’s directors, officers and subsidiaries who are not resident or located in Canada. In the event a judgment is obtained in a Canadian court against one or more of the Corporation’s directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in the jurisdictions where the Corporation’s subsidiaries are located. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Risks Relating to Doing Business in China

Conditions in China

The Corporation currently has limited but growing operations in China. Direct commercial activities in China have only recently commenced, however the Corporation believes that its operations through both POSC and SPX will expand in the future. Accordingly, the Corporation’s business, financial condition and financial performance may be influenced by the political, economic and legal environments in China, and by the general state of the Chinese’s economy on an increasing basis over the next several years. The Corporation’s business may be influenced by, among other things, changes in laws, governmental policies and regulations, changing political conditions, anti-inflationary measures, restrictions on foreign exchange and currency controls, and changes in taxation policies.

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The Chinese government imposes controls on the convertibility of Renminbi (“RMB”) into foreign currencies and, in certain cases, the remittance of currency out of China. The Corporation anticipates that, in future, a portion of its revenues will be in RMB, which is currently not a freely convertible currency. Under existing Chinese foreign exchange regulations, payment of current account items, including profit distributions, interest payments and expenditures, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as the repayment of loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

The Chinese legal system is a system based on written statutes and government regulations. They are interpreted by the Supreme Peoples’ Court and the state organ which has issued them, e.g. the responsible department of the State Council, China’s national level government. Prior court decisions may be cited for reference. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new and often lacking the details required to understand their practical impact in particular situations, and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. This may result in the outcome of dispute resolutions not being consistent or predictable as compared to more developed jurisdictions. Furthermore, laws and regulations may have a retroactive effect such that the Corporation is not aware of any violation by it until sometime after the violation has occurred. As the Chinese legal system develops, changes in such laws and regulations, their interpretation, or their enforcement, may have a material effect on the Corporation.

Intellectual property rights in China are still developing and there are uncertainties involved in intellectual property rights protection and the enforcement of such protection. The Corporation must protect its intellectual property and trade secrets within this evolving framework, particularly given that the Corporation’s projects, operations and success relies upon the intellectual property and technology it possesses. Failure to do so could lead to the loss of a competitive advantage that may not be compensated for by a damages award.

In China, companies with a foreign ownership component are required to work within a framework which is in certain aspects different from that imposed on local companies. The Chinese government has been opening up opportunities for foreign investment, as a result of China’s entry into the World Trade Organization in 2001. However, particularly in some sectors, substantial restrictions on foreign investors and their local subsidiaries continue to exist. If the Chinese government reverses the current trend of permitting foreign investment and imposes greater restrictions on foreign companies, the Corporation’s ability to conduct business in China could be negatively affected.

Changes, if any, in investment policies or shifts in political attitude in China may adversely affect the Corporation’s business, results of operations and financial condition. Operations may be affected in varying degrees by government regulations with respect to, but not limited to price controls, income taxes, restrictions on production, foreign investment, bank lending, intellectual property, export controls, and usage and costs of state-controlled transportation services and nationalization or expropriation of property or business. Any events resulting in an adverse impact on the Chinese economy may have an adverse effect on the Corporation’s profitability and prospects.

The economy of China has experienced significant growth in the past few decades, however, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures from time to time in order to try and encourage or control economic growth and guide the allocation of resources, including certain measures which were put in place to restrict bank lending. Some of these measures may negatively affect the Corporation. In addition, such control measures may have an adverse impact on the Chinese economy that would, in turn, likely have an adverse impact on the Corporation’s business, results of operations and financial condition.

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Permits and Business Licenses by POSC and SPX

POSC and SPX hold various permits, business licenses and approvals authorizing their operations and activities, which are subject to periodic review and reassessment by the Chinese authorities. Standards of compliance necessary to pass such reviews change from time to time and differ from jurisdiction to jurisdiction. If renewals, or new permits, business licenses or approvals required in connection with existing or new facilities or activities, are not granted or are delayed, or if existing permits, business licenses or approvals are revoked or substantially modified, the Corporation could suffer a material adverse effect. If new standards are applied to renewals or new applications, it could prove costly to the Corporation to meet any new level of compliance.

Misuse of POSC and SPX Chops

The chops of POSC and SPX are essential to the ability of these entities to enter into contracts, conduct banking activities and undertake day-to-day corporate and business activities. POSC has a Company Chop, Legal Representative Chop, Financial Chop and Invoice Chop while SPX has a Company Chop, Legal Representative Chop and Financial Chop. See “POET Technologies Inc. – Operations in Emerging Market Jurisdictions – Laws, Language, Cultural and Business Practices – China.”

Other than as described herein, POSC and SPX may also adopt other measures from time to time to protect the chops. Although the Corporation, its Chinese subsidiary and SPX (the joint venture entity) have implemented such internal control procedures as it feels necessary to monitor the authorized personnel and the use of the chops, there is no assurance that such procedures will prevent all instances of abuse or negligence. Accordingly, if either of POSC and SPX’s personnel misuse or misappropriate the chops, or an outsider person obtains unauthorized access to the chops, the Corporation could experience significant financial or other disadvantages and/or disruption to operations until the chops are replaced.

Under Chinese laws, in the event a chop is lost, stolen or misplaced, the Legal Representative will: (i) cause the company who owned the lost chop in China to publish an announcement of the loss of chops in designated newspapers; (ii) apply to the local Public Security Bureau for the carving of new chops; and (iii) carve the new chops at places designated by the Public Security Bureau. While the Corporation and its Chinese subsidiary, POSC, have procedures and recourse available to remedy any misuse or misappropriation of the chops, as the use of the chops, although unauthorized, is in all aspects valid and binding on POSC or SPX, as the case may be, and the chop replacement process would take approximately five business days, there can be no assurance that there would be no adverse effect on the business, results of operations or financial condition of the Corporation due to such disruptions.

If, in particular, during any period, the Corporation loses effective control of POSC as a result of such misuse or misappropriation, the business activities and economic contribution of such entity could be severely disrupted and the Corporation may not be able to recover corporate assets that are sold or transferred out of the Corporation’s control in the event of such misappropriation and the Corporation may not have the financial resources to recover such assets or take appropriate legal action. The majority of the Corporation’s funds are kept in a bank account at HSBC. The Corporation transfers funds to POSC as and when needed, and in alignment with the Corporation’s corporate controls for items ranging from working capital to research and development. The Corporation currently estimates that not more than US$100,000 will be kept in POSC bank accounts in China at any given time, except as may be related to loans received or profits generated by POSC in excess of such amount in the ordinary course of business, to ensure that the Corporation is able to continue as a going concern should they need to recover corporate assets of POSC. In addition, while the Corporation has procedures in place with its bank in China such that no funds can be transferred with the use of the Financial Chop alone (as the Legal Representative Chop is also required), if the Corporation loses effective control of the Financial Chop, the Legal Representative will promptly notify the relevant bank that the Financial Chop has been lost, misplaced or stolen and if one of the authorized signatories is implicated, that such individual is no longer an authorized signatory. In addition, the Corporation (or in the case of SPX, the Corporation and Sanan IC) can assume control over the Chinese entity’s bank accounts through the combined use of the Company Chop and the Legal Representative Chop. Despite the foregoing, however, POSC and/or SPX may experience temporary delays in accessing bank accounts in China. This risk is significantly mitigated by the requirement for the signatures in conjunction with the use of the Financial Chop in banking matters. Additionally, the Corporation’s external auditor may be unable to access documents and information from such entities that may be necessary to complete an audit of the consolidated financial statements of the Corporation.

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Cost of Labour

The labour and employment market in China is dynamic. Labour costs in China have traditionally been significantly less than those in other more developed countries; however, such costs have begun to rise and there is no guarantee that they will not continue to rise. Any such increased cost could have an adverse effect on the Corporation as a result of manufacturing operations in China. Furthermore, in the future, changes in the labour and employment market in China may be imposed or labour disputes may arise. Such events may increase costs of operation and affect the Corporation’s business, results of operations and financial condition.

Enforcing Rights and Judgments in China

As Chinese legal entities, both POSC and SPX are subject to Chinese company law and regulations. The Chinese company law in general and, in particular, provisions for the protection of shareholder’s rights and access to information are less developed than those applicable to companies in some other countries. A portion of the Corporation’s assets, through its subsidiary, POSC and its joint venture investment in SPX, are located in China. China does not have a treaty with Canada providing for the reciprocal recognition and enforcement of judgments of courts and as such, recognition and enforcement in China of judgments of a Canadian court in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Investors may be effectively prevented from pursuing remedies against the Corporation under Canadian securities laws or otherwise.

See “Risk Factors – Difficulty in Enforcing Judgements”.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a non-resident of Canada acquiring any Securities offered thereunder, including, to the extent applicable, whether payments of principal, premium, if any, and interest on Debt Securities will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. Dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation incorporated under and governed by the OBCA. Some of the directors and officers of the Corporation, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside Canada and all or a substantial portion of their assets are located outside Canada. The Corporation has appointed an agent for service of process in Canada, but it may be difficult for holders of Securities who reside in Canada to effect service within Canada upon those directors who are not residents of Canada. It may also be difficult for holders of Debt Securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Corporation’s civil liability and the civil liability of the directors and officers of the Corporation under applicable securities laws.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form FX. Under the Form F-X, the Corporation appointed CT Corporation System, with an address at 111 Eighth Avenue, New York, NY 10011 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court, arising out of or related to or concerning the offering of Securities under this Prospectus.

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Messrs. Jean-Louis Malinge, Suresh Venkatesan, Mohandas Warrior, Don Listwin, Glen Riley, each a director of the Corporation, and Thomas Mika, the Chief Financial Officer of the Corporation, reside outside of Canada and have appointed the following agent as their agent for service of process:

Name of Person	Name and Address of Agent
Jean-Louis Malinge	Bennett Jones LLP
Suresh Venkatesan	3400 One First Canadian Place,
Mohandas Warrior	PO Box 130,
Don Listwin	Toronto, ON
Glen Riley	M5X 1A4
Thomas Mika

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated April 28, 2021, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Corporation offers the Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon on behalf of POET by Bennett Jones LLP and certain legal matters relating to United States law in connection with the offering of Securities will be passed upon on behalf of POET by Katten Muchin Rosenman LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.

AUDITORS, TRANSFER AGENT AND REGISTRAR

POET’s auditors are Marcum LLP, City Place II, 185 Asylum Street, 17th Floor, Hartford, Connecticut 06103.

The transfer agent and registrar of the Common Shares is TSX Trust Company Services Inc., 301-100 Adelaide St W, Toronto, Ontario, M5H 1S3. The transfer agent and registrar for the outstanding Warrants is Capital Transfer Agency, Suite 401, 121 Richmond Street West, Toronto, Ontario, M5H 2K1.

INTERESTS OF EXPERTS

Marcum LLP has prepared the auditor’s report with respect to the Corporation’s annual financial statements for the year ended December 31, 2020, which is incorporated by reference into this Prospectus. Marcum LLP has advised that they are independent in accordance with and within the meaning of the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and the rules and standards of the United States Public Company Accounting Oversight Board and the securities laws and regulations administered by the SEC.

As of the date hereof, the partners and associates of Bennett Jones LLP own, beneficially, directly or indirectly, less than 1% of any securities of the Corporation or any associate or affiliate of the Corporation.

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PURCHASERS’ STATUTORY RIGHTS

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of the Securities distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the Securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, Prospectus Supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of the Securities distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

PURCHASERS’ CONTRACTUAL RIGHTS

Original purchasers of Debt Securities, Convertible Securities, Subscription Receipts and Warrants (including any of the foregoing contained in any Units), which are convertible into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Debt Securities, Convertible Securities, Subscription Receipts and Warrants. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Original purchasers are further advised that in certain provinces or territories the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights, or consult with a legal advisor.

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CERTIFICATE OF THE CORPORATION

Dated: June 30, 2021.

This short form prospectus (the “Prospectus”), together with the documents incorporated in this Prospectus by reference, will, as of the date of a particular distribution under the Prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus and the supplement(s) as required by the securities legislation of each of the provinces and territories of Canada.

(signed) “Suresh Venkatesan”	(signed) “Thomas Mika”
Suresh Venkatesan	Thomas Mika
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) “Chris Tsiofas”	(signed) “Peter Charbonneau”
Chris Tsiofas	Peter Charbonneau
Director	Director

C-1